UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 1 November, 2018

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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This Report contains a copy of the following:

The Press Release issued on 1 November, 2018

ING

Press release

Corporate Communications

Amsterdam, 1 November 2018

ING posts 3Q18 net result of €776 million

ING recorded strong commercial momentum with continued growth in primary customers and core lending
- Primary customer base increased in 3Q18 by 200,000 to 12.2 million and the total retail customer base stood at 38.0 million
- Net core lending was well diversified and grew by €6.8 billion in 3Q18; net customer deposit inflow amounted to €3.4 billion

ING 3Q18 underlying pre-tax result of €2,124 million; Net result was €776 million after €775 million settlement amount
- 3Q18 result reflects continued business growth at resilient margins, low level of risk costs and expense control
- 3Q18 net result includes €775 million settlement agreement with the Dutch authorities as announced on 4 September 2018
- ING's 3Q18 four-quarter rolling average underlying ROE was 10.7% and the fully loaded CET1 ratio remained strong at 14.0%

CEO statement

"The third quarter of 2018 for ING was deeply marked by the settlement agreement with the Dutch Public Prosecution Service. As a bank, we have the responsibility to ensure that our operations meet the highest standards, especially when it comes to securing the integrity of our own operations and that of the financial system," said Ralph Hamers, CEO of ING Group. "Not meeting these standards is unacceptable. It is sincerely regrettable that the investigations identified serious shortcomings in the execution of policies to prevent financial economic crime at ING Netherlands. We take this very seriously and accept full responsibility. Under the terms of the agreement, ING has paid a fine of €775 million in the third quarter of 2018.

"We are committed to conducting our business with integrity, and are taking a number of robust measures to strengthen our management of compliance risks and support a stronger risk awareness culture. We are enhancing our customer due diligence files where necessary and are working on various structural improvements in our compliance policies, tooling, monitoring and governance. To embed these improvements thoroughly and sustainably across the organisation, we will give continuous attention to fostering a stronger compliance risk management mindset. Regulatory compliance is a key priority which we will advance on through clear leadership communication, training courses, integrity dilemma workshops and behaviour risk assessments. Integrating regulatory compliance more deeply into our DNA will support sustainable results. Last, but not least, we find it very important to continue our collaborations with public and private entities, including our supervisors and regulators, to achieve better structural outcomes in this area.

"Commercial momentum was strong in the third quarter of 2018 and ING recorded continued business growth at resilient margins. The underlying result before tax was €2,124 million, up both year-on-year and sequentially. Net core lending growth in the third quarter was robust at €6.8 billion and was well diversified across Retail and Wholesale Banking. We gained 200,000 primary customers during the quarter, bringing the total to 12.2 million, while our total global customer base was 38.0 million at the end of the quarter. Expenses remained under control and were only slightly higher than a year ago. Compared with the previous quarter, expenses were 1.7% lower. Risk costs amounted to an annualised 27 basis points of average risk-weighted assets, well below the through-the-cycle average, notwithstanding broader financial market volatility including events in Turkey. The underlying return on equity on a four-quarter rolling average basis rose to 10.7%. The quarterly net result was €776 million, including the settlement amount, which was recorded as a special item after tax. ING Group's fully loaded CET1 ratio remained strong at 14.0%.

"Banks also have a responsibility to finance positive change and we are stepping up to that. In the third quarter, we announced ING's commitment to steer our lending portfolio toward the well-below 2-degree goal of the Paris Climate Agreement. This will be done using an innovative measurement approach, which we are co-developing with the 2 Degrees Investing Initiative. We are pleased to be the first global bank to commit to using science-based scenarios to steer our business strategy.

"The settlement did have an impact on our reputation and quarterly results. We remain focused on the execution of our Think Forward strategy and our commitment to our customers, shareholders, supervisors, regulators and other stakeholders. Our transformation plans are on track to reach the milestones set out in our strategy. We move ahead with a heightened resolve to strengthen our compliance risk management framework and further embed compliance into our corporate DNA. This will guide us as we build a sustainable future for ING."

Investor enquiries
T: +31 (0)20 576 6396
E: investor.relations@ing.com

Press enquiries
T: +31 (0)20 576 5000
E: media.relations@ing.com

Investor conference call
1 November 2018 at 9:00 am CET
+31 (0)20 531 5821 (NL)
+44 203 365 3209 (UK)
+1 866 349 6092 (US)
Live audio webcast at www.ing.com

ference call
2018 at 11:00 am CET
1 5871 (NL)
3210 (UK)
ebcast at www.ing.com

Highlights All dates are provisional Share Information Table of contents Sh a r e I n f o r m a ti o n K e y D e v e l o p m en t s C o n s o li d a t e d R e s u lt s R e t a i l B a n ki n g W ho l e sal e B a n ki n g C o r p o r a t e L i n e Consolidated Balance Sheet Risk Management Capital, Liquidity and Funding Economic Environment Appendix Share information 2 3 4 9 13 16 17 19 20 22 23 Financial calendar Thursday, 7 March 2019 Amsterdam)*: Market capitalisation (in î billion) 75 53 50 25 0 31 Dec. 31 Mar. 30 Jun. 30 Sep. 30 Sep. 2017 2018 2018 2018 2017 American Depositary Receipts (ADRs) For questions related to the ING ADR programme, please visit J . P . Morgan Depositary Receipts Services at www . adr . com, or contact : Broker/Institutional investors please contact: J.P. Morgan Chase Bank, N.A. Depositary Receipts Group 383 Madison Avenue, Floor 11 New York, NY 10179 In the US: (866) JPM - ADRS Outside the US: +1 866 576 - 2377 ADR shareholders can contact J.P. Morgan Transfer Agent Service Center: J.P. Morgan Chase Bank, N.A. P.O. Box 64504 St. Paul, MN 55164 - 0504 In the US: +1 800 990 1135 Outside the US: +1 651 453 2128 Email: jpmorgan.adr@eq - us.com Listing information The ordinary shares of ING Group are listed on the exchanges of Amsterdam, Brussels and New York (NYSE). Listings Stock exchanges Tickers (Bloomberg, Reuters) Security codes (ISIN, SEDOL1) Shareholders or holders of ADRs can request a hard copy of ING’s audited financial statements, free of charge, at www.ing.com/publications.htm Euron e x t Amste r d am I N G A N A , I NG A . AS N L 00 1 1821202, BZ57390 and Brussels New York S to c k Exch a n g e I NG U S , I NG . N U S 4 5 68371037, 2452643 Relative share price performance 1 January 2017 to 30 September 2018 130 120 110 100 90 80 1 Jul. 2017 1 Oct. 2017 1 Jan. 2018 1 Apr. 2018 1 Jul. 2018 30 sep. 2018 1 Jan. 2017 1 Apr. 2017 ING Stoxx Europe 600 Banks Euro Stoxx Banks Euro Stoxx 50 2 ING Press Release 3Q2018 6 1 60 4 8 43 Publication results 4Q2018: Publication 2018 ING Group Annual Report: ING Investor Day 2019 Annual General Meeting: Ex - date for final dividend 2018 (Euronext Record date for final dividend 2018 entitlement (NYSE)*: Record date for final dividend 2018 entitlement (Euronext Amsterdam)*: Payment date final dividend 2018 (Euronext Amsterdam)*: Publication results 1Q2019: Payment date final dividend 2018 (NYSE)*: Publication results 2Q2019: Ex - date for interim dividend 2019 (Euronext Amsterdam)*: Record date for interim dividend 2019 entitlement (Euronext Amsterdam)*: Record date for interim dividend 2019 entitlement (NYSE)*: Payment date interim dividend 2019 (Euronext Amsterdam)*: Payment date interim dividend 2019 (NYSE)*: Publication results 3Q2019: * only if any dividend is paid Wednesday, 6 February 2019 Monday, 25 March 2019 Tuesday, 23 April 2019 Thursday, 25 April 2019 Friday, 26 April 2019 Friday, 26 April 2019 Thursday, 2 May 2019 Thursday, 2 May 2019 Thursday, 9 May 2019 Thursday, 1 August 2019 Monday, 5 August 2019 Tuesday, 6 August 2019 Monday, 12 August 2019 Monday, 12 August 2019 Monday, 19 August 2019 Thursday, 31 October 2019 3Q2017 4Q2017 1Q2018 2Q2018 3Q2018 Shares (in millions, end of period) Tota l nu m ber of s h ar e s 3 , 885 . 6 3 , 885 . 8 3 , 888 . 0 3 , 891 . 5 - Treasur y shares 0 . 6 0 . 9 0 . 9 1 . 7 - S har e s outstanding 3 , 884 . 9 3 , 884 . 8 3 , 887 . 1 3 , 889 . 9 Aver a g e number of sh a res 3 , 884 . 5 3 , 884 . 6 3 , 885 . 0 3 , 889 . 7 3,891.6 0.9 3,890.7 3,890.1 Share price (in euros) End of period 15 . 60 15 . 33 13 . 70 Hi g h 15 . 90 15 . 98 16 . 66 L o w 14 . 59 15 . 00 13 . 41 Net resul t per share (in eu r os) 0 . 35 0 . 26 0 . 32 S hareh o ld e rs' equity per s h are 12 . 81 12 . 97 12 . 91 (end of period in e ur o s) Di v id e nd per sh a re (in e u ro s ) - 0 . 43 - Pri c e / ea r nin g s r a tio 1 ) 13 . 0 12 . 1 10 . 7 P 1) r F i c o e u / r b - o q o u k a r r t a e t r i o r ol l ing a v era g e 1 . 22 1 . 18 1 . 06 12.33 14.45 12.28 11.18 13.10 10.89 0.37 12.85 0.24 9.5 0.96 0.20 12.59 - 9.8 0.89

Key Developments

At ING, we want to empower our customers with better solutions to meet their financial needs. In the third quarter of 2018, we made progress toward this goal on many fronts. At the same time, we also faced a challenge stemming from shortcomings in the area of regulatory compliance at ING Netherlands between 2010-2016. This had a significant financial impact in the third quarter of 2018 and we are taking actions now and for the future to ensure we meet the highest standards in the management of compliance risks.

Compliance

We were impacted by the €775 million settlement agreement with the Dutch Public Prosecution Service related to criminal investigations that found serious shortcomings in the execution of customer due diligence requirements to prevent financial economic crime. We are working hard to strengthen our management of compliance risks throughout the entire organisation because it is crucial to meet the highest standards in the markets where we operate.

We have started various initiatives to strengthen the management of compliance risks. We are enhancing our customer due diligence files where necessary and are working on various structural improvements in our compliance policies, tooling, monitoring and governance. Know Your Customer (KYC) is one of our strategic priorities and we are further developing a global KYC organisation to functionally steer all KYC-related activities bank-wide. By centralising operational KYC activities into one KYC centre, with standard processes and tooling, we will be able to manage customer due diligence and integrity risks more effectively. We have also set up a KYC enhancement programme to improve the management of customer information and client activity monitoring. The vigilance of all employees and a heightened compliance mindset remain essential in combatting financial economic crime. Initiatives in place to support employees include regular dialogues on compliance topics and trainings. Next to these internal efforts, we have been cooperating with supervisors and regulators on various task forces, in order to harmonise efforts and share knowledge in the fight against financial economic crime.

Innovation

When customers get in touch with us, their experience should be simple and smooth, with multiple channels to choose from. To this end, ING has built a common contact centre platform for our Retail countries, providing customers with access to the same services everywhere. This will make us more flexible in adjusting our services to customer needs. The Netherlands, the Czech Republic and Belgium are introducing the platform. The other Retail countries will be using it by the end of 2020.

Being open to new ideas and to collaboration is an important aspect of our innovation strategy. Our investment in the international payments platform TransferMate, which provides SME customers and corporate clients with faster, cheaper and easier payments solutions, is a good example of this. This collaboration will eliminate administration for companies and reduce costs so that customers can send and receive international payments as if they were local transactions. We also extended our existing partnership with UK-based TradeIX, the world's first open platform for trade finance based entirely on blockchain.

Sustainability

In the third quarter, we announced that we will start steering our portfolio towards meeting the Paris Agreement's goal of limiting climate change to well below two degrees Celsius. We are able to do this because we have co-created an innovative measurement approach with the 2° Investing Initiative (2°ii), a global think tank for researching climate-related metrics in financial markets. Called Terra, this approach makes us the first global bank to commit to using science-based scenarios to steer our business strategy.

The Terra approach looks at the technology shift that's needed across those sectors that are most responsible for greenhouse gas emissions, the main cause of rising temperatures globally. In the automotive sector, for example, it's not enough to lower emissions by making fewer petrol- powered cars; more electric cars must be produced, too.
Terra then measures the needed shift in technology against the actual technology that clients are using today, and are planning to use in the future. This is where financing comes in – and where ING can have an impact. We started to implement Terra this quarter by assessing the target sectors in our lending portfolio. We expect to report on our progress in our next annual report. We will make the Terra approach open source to encourage the development of a banking industry standard.

During the quarter we also continued to make our portfolio more sustainable by helping several clients to issue green bonds and finance sustainable projects. For example, we assisted Sindicatum Renewable Energy, which owns and operates clean energy projects worldwide, to issue a green bond whose proceeds will be used in renewable energy projects in the Philippines. ING also extended its first green loan in the Asia-Pacific real estate sector by collaborating with Frasers Property, one of Singapore's top property companies.

Going agile in Germany

To react more quickly to customers' changing expectations, ING has been introducing one agile Way of Working across the bank. Besides helping us to standardise processes and set our priorities in the same way, this work methodology enables employees to collaborate better, resulting in shorter innovation cycles for our products and services.

During the quarter, ING in Germany took the first step towards becoming the first completely agile bank in the country.
The implementation of one Way of Working in Germany is expected to be completed by the summer of 2019.

ING Press Release 3Q2018 3

Consolidated Results Consolidated results 1) Regulatory costs represent bank taxes and contributions to the deposit guarantee schemes (‘DGS’) and to the (European) single re solution fund (‘SRF’). 2) The amount presented in 'Addition to loan loss provisions' (which is equivalent to risk costs) includes write - o ﬀ s and recoveries on loans and receivables not included in the stock of provision for loan losses. 3) Interim profit not included in CET1 capital in 9M18 amounting to € 1,577 million (2Q18: € 1,735 million, and 9M17: € 1,626 million). 4) Annualised underlying net result divided by average IFRS - EU shareholders' equity excluding interim profit not included in CET1 c apital. 5) The comparitives for 2017 still represent the previously disclosed NPL ratio and provision coverage ratio under IAS 39. Not e : U n de r ly i ng f i g ures ar e non - GA A P m easure s . These ar e deri v ed fro m fi g ures a cc o rd i ng to I F R S - EU by excl u ding the i m pact fr om di v est m ent s , special ite m s and I ns u ra n ce Oth e r . S ee the A ppendix for a re c on c i l ia t ion b e t w een GA A P and no n - G AAP fi g ur es . 4 ING Press Release 3Q2018 3Q2018 3Q2017 Chan g e 2Q2018 Chan g e 9M2018 9M2017 Chan g e Profit or loss (in € million) Net interest income Net fee and commission income Investment income Other income 3,500 720 89 337 3 , 490 0 . 3% 643 12 . 0% 82 8 . 5% 193 74 . 6% 3 , 441 1 . 7% 717 0 . 4% 38 134 . 2% 287 17 . 4% 10,345 2,098 192 951 10 , 201 1 . 4% 2 , 040 2 . 8% 173 11 . 0% 922 3 . 1% Total underlying income 4,646 4 , 408 5 . 4% 4 , 484 3 . 6% 13,586 13 , 336 1 . 9% Sta ﬀ expenses Regulatory costs 1) Other expenses 1,346 91 870 1 , 286 4 . 7% 94 - 3 . 2% 909 - 4 . 3% 1 , 384 - 2 . 7% 98 - 7 . 1% 865 0 . 6% 4,069 682 2,588 3 , 866 5 . 3% 637 7 . 1% 2 , 708 - 4 . 4% Underlying operating expenses 2,307 2 , 289 0 . 8% 2 , 347 - 1 . 7% 7,339 7 , 211 1 . 8% Gross result 2,339 2 , 119 10 . 4% 2 , 137 9 . 5% 6,247 6 , 124 2 . 0% Addition to loan loss provisions 2) 215 124 73 . 4% 115 87 . 0% 415 486 - 14 . 6% Underlying result before tax 2,124 1 , 995 6 . 5% 2 , 022 5 . 0% 5,833 5 , 639 3 . 4% Taxation Non - controlling interests 582 28 595 - 2 . 2% 21 33 . 3% 557 4 . 5% 22 27 . 3% 1,603 79 1 , 617 - 0 . 9% 65 21 . 5% Underlying net result Special items after tax 1,515 - 775 1 , 378 9 . 9% 0 1 , 443 5 . 0% 0 4,151 - 775 3 , 957 4 . 9% 0 Net result from Banking Net result Insurance Other 740 36 1 , 378 - 46 . 3% - 3 1 , 443 - 48 . 7% - 14 3,376 55 3 , 957 - 14 . 7% - 66 Net result ING Group 776 1 , 376 - 43 . 6% 1 , 429 - 45 . 7% 3,431 3 , 890 - 11 . 8% Net result per share (in € ) 0.20 0.35 0.37 0.88 1.00 Capital ratios (end of period) ING Group shareholders' equity (in € billion) ING Group common equity Tier 1 ratio fully loaded 3) ING Group common equity Tier 1 ratio phased in 50 . 0 - 2 . 0% 14.1% 14.1% 49.0 14.0% 14.0% 49 . 8 - 1 . 6% 14.5% 14.5% Customer lending/deposits (end of period, in € billion) Residential mortgages Other customer lending Customer deposits 281 . 7 1 . 1% 310 . 7 2 . 6% 556 . 7 - 0 . 8% 284.9 318.8 552.0 280 . 4 1 . 6% 288 . 0 10 . 7% 538 . 1 2 . 6% Profitability and efficiency Underlying interest margin Underlying cost/income ratio Underlying return on equity based on IFRS - EU equity 4) Employees (internal FTEs, end of period) 1.52% 49.7% 12.7% 1.57% 51.9% 11.5% 1.51% 52.3% 12.0% 52 , 189 0 . 6% 1.51% 54.0% 11.6% 52,519 1.53% 54.1% 10.9% 51 , 550 1 . 9% Four - quarter rolling average key figures Underlying interest margin Underlying cost/income ratio Underlying return on equity based on IFRS - EU equity 4) 1.53% 55.5% 10.7% 1.53% 53.8% 11.0% 1.54% 56.1% 10.4% Risk Stage 3 ratio (end of period) 5) Stage 3 provision coverage ratio (end of period) 5) Underlying risk costs in bps of average RWA Risk - weighted assets (end of period, in € billion) 27 16 1.6% 33.9% 15 318 . 7 - 0 . 8% 1.6% 34.0% 18 316.3 2.0% 39.3% 21 311 . 0 1 . 7%

Consolidated Results

ING's third-quarter 2018 net result was €776 million, down from €1,376 million in the third quarter of 2017 and €1,429 million in the previous quarter. The decline in the net result was primarily caused by the
€775 million settlement agreement with the Dutch authorities on regulatory issues as announced on 4 September 2018, and is recorded as a special item. Commercial momentum was strong in the third quarter of 2018 as primary clients grew by 200,000 and ING recorded €6.8 billion of net core lending growth. ING Group's fully loaded CET1 ratio at the end of the third quarter was 14.0%.

The underlying net result, defined as the net result excluding special items and Insurance Other, rose to €1,515 million from €1,378 million in the third quarter of 2017 and €1,443 million in the second quarter of 2018. ING's underlying return on IFRS-EU equity was 12.7% in the third quarter of 2018. On a four-quarter rolling average basis, which eliminates the seasonality in results, the underlying return on ING's IFRS-EU equity was 10.7%.

Underlying income increased both year-on-year and sequentially, reflecting continued business growth at resilient margins and higher Bank Treasury-related income, and despite lower results in Financial Markets. Expenses remained under control and were only slightly higher than a year ago, partially supported by currency impacts. Compared with the previous quarter, expenses were 1.7% lower. Risk costs amounted to
€215 million, or an annualised 27 basis points of average risk-weighted assets, which is well below ING's through-the-cycle average and reflects the continued benign credit environment.

Underlying results
The strong third-quarter 2018 underlying result before tax of €2,124 million was mainly attributable to continued loan growth at resilient margins, higher Bank Treasury-related revenues, solid net fee and commission income and the
€83 million annual dividend from Bank of Beijing. The result was also supported by tight cost control and continued low risk costs, although risk costs were higher than a year ago. Compared with the third quarter of 2017, the underlying result before tax increased 6.5%. Sequentially, the underlying result before tax rose 5.0% as higher income and lower operating expenses more than offset the increase in risk costs relative to the very low level in the second quarter of 2018.

Total underlying income
Total underlying income rose 5.4% to €4,646 million from €4,408 million in the third quarter of 2017. The increase mainly reflects continued business growth in Retail Challengers & Growth Markets and in the Wholesale Banking lending activities, combined with higher Bank Treasury- related income. These drivers more than outpaced negative currency impacts, most notably the depreciation of the Turkish lira against the euro, and a weaker performance in Financial Markets. Income in Retail Benelux was slightly lower year-on-year.

Compared with the second quarter of 2018, total underlying income increased by €162 million, or 3.6%, of which €83 million was attributable to the annual dividend from Bank of Beijing. The remaining increase was primarily due to higher Bank Treasury-related income, increased revenues from Wholesale Banking's Industry Lending and Corporate Investments, and an improvement in the Corporate Line. This was partly off set by lower income from Retail Belgium and Financial Markets.

Total customer lending grew by €11.3 billion in the third quarter of 2018 to €603.7 billion. Adjusted for currency impacts and excluding Bank Treasury (which reported a
€6.7 billion increase) and the run-off portfolios of WUB and Lease, net growth in ING's core lending book was €6.8 billion. Third-quarter 2018 net core lending growth was again well diversified across Retail and Wholesale Banking. Residential mortgages increased by €4.3 billion due to mortgage growth in most countries, including €0.7 billion of growth in the core Dutch mortgage book. Other net core lending grew by €2.5 billion, of which €2.7 billion was in Wholesale Banking, predominantly in General Lending. In Retail Banking, other net core lending decreased by €0.2 billion, as a decline in Retail Belgium more than off set growth in the other segments.

Customer deposits decreased by €4.7 billion to €552.0 billion in the third quarter of 2018. However, excluding an increase in Bank Treasury and adjusted for currency impacts, net customer deposits in Retail and Wholesale Banking grew by
€3.4 billion. Retail Banking generated a net inflow of €1.2 billion, driven by further growth in Belgium and the Other Challengers & Growth Markets. Retail Germany and Retail Netherlands reported limited net outflows. Net customer deposits in Wholesale Banking rose by €2.2 billion.

Underlying net interest income increased slightly to €3,500 million from €3,490 million in the third quarter of 2017, which included €91 million of net interest income caused by the decision to end some hedge relationships (with an equally sized opposite move in 'other income'). Excluding the impact of ending some hedge relationships in the year-ago quarter, net interest income rose by €101 million, or 3.0%. This was achieved despite a €77 million decline in the volatile interest results of Financial Markets. The increase was driven by higher interest results on customer lending, as the impact of volume growth in mortgages and other customer lending was

ING Press Release 3Q2018 5

Consolidated Results accompanied by a higher overall lending margin compared with a year ago. The interest result on customer deposits rose marginally compared with the third quarter of 2017. This was the result of higher volumes in current accounts and a slight improvement in the margin on savings, which was supported by a further lowering of client savings rates in several countries during the last 12 months. However, the impact was almost fully o ﬀ set by continued margin pressure on current accounts (due to lower reinvestment yields) and a modest decline in savings volumes. rose by € 29 million year - on - year to € 83 million, whereas the year - a g o q u art e r i n cl ude d a € 2 4 m illi o n g ai n o n t h e sal e o f M a st e r C a r d s h a r e s i n T u r ke y . C o m pa r e d w it h t h e s e c on d q u art e r o f 20 18 , i n v e st m en t i n c o m e r o s e b y € 5 1 m il l i on , d ri v e n b y t h e Ba n k o f B e iji n g d i v i d e n d a n d partl y o ﬀ s e t b y l owe r r e a li s e d g ai n s o n de b t s e c u riti e s . Other income rose to € 337 million from € 193 million in the year - a g o q u a rt e r . E x c l ud i n g t h e a f o r e m en ti one d € 9 1 m illi o n ac c oun t i n g i m pac t fr o m e n d i n g so m e h e dg e r e l a ti o n s h i p s i n t h e t h ir d q u a r t e r o f 2 01 7 a n d t h e a d j u st m en t i n F i n a n c i a l M a rk e t s f e e s i n t h e t h ir d q u art e r o f 2 0 1 8 , o t he r i n c o m e r o s e b y € 8 0 m il l i on . Th i s w a s p r edo m i n a n tl y du e t o h i g h e r Ba n k T r ea s u r y - r el a t e d o t h e r i n c o m e in Retail Germany and an increase in Financial Markets. On a sequential basis, other income increased by € 50 million. Compared with the second quarter of 2018, total net interest income increased by € 59 million, or 1.7%. The increase was mainly caused by higher interest results on customer lending and an improvement in the Corporate Line, while interest results in Financial Markets were lower. Operating expenses Underlying operating expenses increased marginally by € 18 million, or 0.8%, year - on - year, but they fell by € 40 million, or 1.7%, compared with the second quarter of 2018. Regulatory costs in the third quarter of 2018 were € 91 million compared with € 94 million in the year - ago quarter and € 98 million in the second quarter of 2018. Net interest income (in € million) and net interest margin (in %) 3,750 3,500 3,250 3,000 1.7 1.6 3,441 3,404 1.58% 1.5 1.52% 1.52% 1.51% 1.4 1.3 2,750 3Q201 7 4Q2017 Net interest income Ne t interes t m ar g i n 1Q2018 2Q2018 3Q2018 Operating expenses (in € million) and cost/income ratio (in %) 62.5 60.0 57.5 55.0 52.5 50.0 2,750 2,500 2,250 2,000 1,750 1,500 ING’s third - quarter 2018 net interest margin rose to 1.52% compared with 1.51% in the second quarter of 2018. The slight improvement was mainly attributable to a higher interest margin on both mortgages and other customer lending. The interest margin on customer deposits was stable as a further decline of the margin on current accounts was o ﬀ set by a modest improvement of the margin on savings, reflecting the lowering of client savings rates in a number of countries in the third quarter of 2018. 94 56.1% 55.7% 55.5% 5.5% 3Q2017 Regulatory costs 4Q2017 1Q2018 2Q2018 3Q2018 Expenses excluding regulatory costs C/I ratio (4 - quarter rolling average) Expenses excluding regulatory costs rose by a modest € 21 million, or 1.0%, compared with a year ago to € 2,216 million. Increases were mainly recorded in Retail Netherlands, which benefited in the year - ago quarter from the release of a provision, and in Wholesale Banking (partly caused by the inclusion of Payvision). These increases were largely o ﬀ set by lower expenses in the Corporate Line due to lower shareholder expenses and a reimbursement from reinsurance and settlement costs related to previous ING Group entities. Expenses in Retail Challengers & Growth Markets were only slightly higher year - on - year. Costs to support strategic projects and further growth in primary customers increased somewhat, but were largely o ﬀ set by lower expenses in Turkey (mainly due to foreign currency movements) and in Spain, which included a litigation provision related to its mortgage portfolio in the third quarter of 2017. Net fee and commission income rose to € 720 million from € 643 million one year ago. In Retail Banking, net fee and commission income increased by € 21 million due to higher fee income in the Netherlands and most of the Other Challengers & Growth Markets countries, while fees declined in Turkey and Belgium. Total fee income in Wholesale Banking increased by € 58 million, mainly due to higher Financial Markets fees and the inclusion of Payvision as from the second quarter of 2018. The increase in Financial Markets fees in the third quarter included € 27 million of income related to Global Capital Markets activities that had been recorded under ‘other income’ in the first half of 2018. Compared with the second quarter of 2018, net fee and commission income rose by € 3 million. Excluding the adjustment in Financial Markets fees, net fee and commission income declined, predominantly in Wholesale Banking and Retail Belgium after a very strong second quarter of 2018 for both segments. Compared with the second quarter of 2018, expenses excluding r eg u l at o r y c o s t s d e c l i ne d b y € 3 3 m il li o n , o r 1 . 5% . Th e de c l i n e w a s p r i m a r i l y v i si b l e i n R e t a i l B e l g i u m , W ho l e s a l e B a n k i n g a n d t h e Co r p o r a t e L i ne . Ex p e n s e s i n R e t a i l Ge r m a n y a n d R e t a i l Ne t h e r la n d s r o s e s l i g h t l y . Investment income increased to € 89 million from € 82 million in the third quarter of 2017. The increase was mainly caused by a higher annual dividend from Bank of Beijing, which 6 ING Press Release 3Q2018 493 264 9 8 91 2 , 35 4 53 . 8% 2 , 19 5 5 2 , 19 3 2 , 24 9 2 , 21 6 3 , 49 0 3 , 51 2 3 , 50 0 1.57%

Consolidated Results ING’s third - quarter 2018 underlying cost/income ratio was 49 . 7 % compared with 51 . 9 % in the year - ago quarter and 52 . 3 % in the previous quarter . On a four - quarter rolling average basis, which eliminates the seasonality of regulatory costs, the underlying cost/income ratio increased to 55 . 5 % from 53 . 8 % one year ago, but improved slightly from 56 . 1 % in the previous four - quarter rolling period . quarter 2018 risk costs were predominantly in individual Stage 3 provisions and mainly caused by some larger clients in the Americas and Belgium. ING’s Stage 3 ratio, which represents Stage 3 credit - impaired outstandings as a percentage of total credit outstandings, remained stable at 1.6% compared to 30 June 2018. The total number of internal sta ﬀ increased by 330 FTEs in the third quarter to 52,519 FTEs at the end of September 2018. This was due to FTE increases in the Netherlands, most of the Challengers & Growth Markets countries and the international network of Wholesale Banking. These increases were partly o ﬀ set by declines primarily in Belgium and Turkey. Total third - quarter risk costs were 27 basis points of average risk - weighted assets (RWA) versus 16 basis points in the third quarter of 2017 and 15 basis points in the second quarter of 2018 . Although higher than in the comparable quarters, risk costs remained well below ING’s through - the - cycle average of 40 - 45 basis points . Underlying result before tax ING’s third - quarter 2018 underlying result before tax was € 2,124 million, up 6.5% from one year ago as higher income and slightly lower expenses more than compensated for an increase in risk costs. Quarter - on - quarter, the underlying result before tax rose 5.0%. Addition to loan loss provisions ING recorded € 215 million of net additions to loan loss provisions in the third quarter of 2018 compared with € 124 million in the year - ago quarter and € 115 million in the second quarter of 2018 . As from 2018 , risk costs are reported in accordance with IFRS 9 and are therefore not fully comparable with those reported in previous years when IAS 39 accounting standards were applied. The increase in ris k c ost s c o m par e d w it h th e s e c o n d q u a r t e r o f 2 0 1 8 w a s m a i n l y i n S ta g e 3 (pr ed o m i n a n t l y i n d i v i dua l pr o v isi on s) , a n d t h e h i gh e r ris k c ost s we r e we l l spr e a d o ve r W h o l e sal e a n d R e tai l Ba n ki ng . O ve rall , m acr oe c on o m i c circu m st a n c e s we r e f a v o u rab l e , d e spit e br o a de r fi n a n cia l m ark e t v olatili t y including events in Turkey, like the country - risk downgrade and the depreciation of the Turkish lira. Underlying result before tax (in € million) 2,500 1,995 2,000 1,500 1,000 500 0 2,022 1,686 3Q2017 4Q2017 1Q2018 2Q2018 3Q2018 Underlying net result ING’s underlying net result was € 1,515 million. This is 9.9% higher than the € 1,378 million recorded in the third quarter of 2017 and up 5.0% from € 1,443 million in the second quarter of 2018. The e ﬀ ective underlying tax rate was 27.4%, almost equal to the previous quarter, but lower than the 29.8% tax rate in the third q u a r t e r o f 201 7 . Th e d e c l i n e i n t h e e ﬀ ec t i v e unde rl y i n g t a x r a t e c o m pa r e d w i t h t h e p r e v i o u s y e a r w a s c a u s e d b y c o r p o r a t e t a x r e f o r m s i n t h e U S a n d i n B e l g i u m . Addition to loan loss provisions (in € million) 300 60 200 190 40 100 20 11 0 0 3Q2017 4Q2017 1Q2018 2Q201 8 3Q2018 Addition to loan loss provisions Risk costs in bps of average RWA (annualised) Return on equity (in %) Retail Netherlands recorded a net release from loan loss provisions of € 21 million, almost equal to the net release in the third quarter of 2017, but lower than the € 47 million net release in the previous quarter, which included releases from model updates. In Retail Belgium, risk costs were € 46 million, almost exclusively related to business lending, up from € 28 million in the same quarter of last year and € 32 million in the second quarter of 2018. Risk costs in the Retail Challengers & Growth Markets were € 82 million, up slightly from € 71 million in the third quarter of 2017 and € 72 million in the previous quarter. Third - quarter 2018 risk costs were recorded mainly in Turkey, Poland and Spain. 15.0 12.5 10.0 7.5 3Q2017 4Q2017 1Q2018 2Q2018 3Q2018 Underlying return on IFRS - EU equity (quarter) Un d e r ly i n g retur n o n I FR S - E U equit y (4 - qu a r t e r rollin g a v era g e ) In the third quarter of 2018 , ING’s underlying return on average IFRS - EU equity was 12 . 7 % compared with 11 . 5 % reported over the third quarter of 2017 and 12 . 0 % over the second quarter of 2018 . On a four - quarter rolling average basis, which reduces the seasonality in results, the underlying return on ING Group’s average IFRS - EU equity Wholesale Banking recorded € 108 million of risk costs in the third quarter of 2018 compared with € 46 million in the year - ago quarter and € 59 million in the previous quarter. Third - ING Press Release 3Q2018 7 11.0 10 . 2 10 . 3 10 . 4 10.7 11 . 5 8 . 3 10 . 0 12 . 0 12.7 215 27 12 4 115 2 5 85 1 6 15 2 , 12 4 1,560

Consolidated Results

increased slightly to 10.7%. ING's underlying return on equity is calculated using IFRS-EU shareholders' equity after excluding 'interim profit not included in CET1 capital'. As at 30 September 2018, interim profit not included in CET1 capital amounted to €1,577 million, and is already reserved for future dividend payments.

Net result

ING's third-quarter 2018 net result amounted to €776 million compared with €1,376 million in the third quarter of 2017 and €1,429 million in the second quarter of 2018. The net result also includes the net result from special items and Insurance Other.

In the third quarter of 2018, a special item of €-775 million was recorded following the settlement agreement with the Dutch authorities on regulatory issues, as announced on 4 September 2018. Under the terms of the settlement, ING agreed to pay a fine of €675 million and €100 million for disgorgement. ING will not claim a tax deduction in connection with these payments. In the third quarter of 2017, a special item was recorded for a tax charge at ING Australia Holdings Ltd. related to the years 2007-2013, for which a full reimbursement will be received from NN Group. The bottom-line impact for ING was nil, but it affected both the taxation and 'other income' lines in the consolidated statement of profit or loss.

In the third quarter of 2018, ING recorded a €36 million net result from Insurance Other. This profit fully reflects the change in the valuation of warrants on NN Group shares compared with the end of June 2018. ING holds warrants for approximately 35 million shares in NN Group at an exercise price of €40.00 per share. The fair value of these warrants was €39 million as of 30 September 2018. In the second quarter of 2018, a net loss of €14 million was recorded on the warrants on NN Group shares. In the third quarter of 2017, the net result on warrants (at that time still including the result from warrants on Voya shares) was €-3 million. The last remaining warrants on Voya shares were sold in March 2018.

ING's net result per share was €0.20 in the third quarter of 2018 based on an average number of shares outstanding of 3,890 million during the quarter.

ING's total return on average IFRS-EU equity excluding 'interim profit not included in CET1 capital' was 6.5% in the third quarter of 2018; the four-quarter rolling average was 9.3%.

8 ING Press Release 3Q2018

Segment Reporting: Retail Banking Retail Benelux: Consolidated profit or loss account 1) Key figures based on underlying figures. 2) Underlying after - tax return divided by average equity based on 12.0% CET1 ratio (annualised). "The third quarter of 2018 stood very much in the light of the settlement agreement. As an organisation, we are Re c t o a n i t l in B u e o n us e l l y u w x orking to improve our compliance risk framework, our KYC processes and risk mindset. Retail Netherlands Retail Netherlands posted an underlying third - quarter 2018 result before tax of € 647 million, down 5.5% from the very strong quarter a year ago. The decrease was mainly attributable to higher expenses, combined with lower net interest income due to lower margins on savings and current accounts. Underlying expenses increased 6.9% due to higher sta ﬀ - related expenses, largely explained by a release of provisions related to the new collective labour agreement recorded in the third quarter of 2017. Risk costs were negative again at € - 21 million, which is comparable with the net release in third quarter of 2017. “We saw continued strong performance in the Netherlands. At t h e s am e t i m e , w e m ad e f u r t he r p r o g r e s s o n expand i n g t h e Du t c h p l a tf o r m s o t ha t w e ca n w e l co m e t h e firs t B e l g i a n cu st o m e r s . "In Belgium, the organisation is working hard to adapt to the consequences of the intensive transformation and integration that were implemented during the first half of the year. Customer loyalty remains high and commercial momentum has been maintained, but service levels require attention in the interim. As the newly created cross - border organisation and the new service model start to gain momentum and digital solutions become available, the service levels will return to our high standards. Sequentially, the underlying result before tax declined by € 2 9 m illi on , o r 4 . 3%, p r i m aril y du e t o l ow e r ne t r e l e a s e s fr o m l o a n l o s s p r o v i s i o n s . I n c o m e w a s b r o a d l y un c h a ng e d d u e t o a h i gh e r r e s u l t o n B a n k T r ea s u r y - r e l a t e d i t e m s , l a r ge l y o ﬀ s e t b y a n i n c r ea s e in underlying expenses of 1.6%, mainly reflecting slight increases in various expense items. The return on equity, based on a 12% common equity Tier 1 ratio, stood at a strong 34.0% in the third quarter of 2018. "I am grateful for the loyalty of our customers through these times of transformation.” Roland Boekhout , Member Management Board Banking, Head of Market Leaders Underlying result before tax - Retail Netherlands (in î million) 800 600 400 200 0 563 516 3Q2017 4Q2017 1Q2018 2Q2018 3Q2018 ING Press Release 3Q2018 9 68 5 67 6 647 Retail Benelux Netherlands Belgium In € million 3Q2018 3Q2017 3Q2018 3Q2017 3Q2018 3Q2017 Profit or loss Net interest income Net fee and commission income Investment income Other income 1,343 257 - 5 119 1,370 240 6 110 876 167 - 6 96 924 148 3 64 467 89 0 23 446 93 3 46 Total underlying income 1,713 1,726 1,134 1,138 580 588 Expenses excl. regulatory costs Regulatory costs 834 20 807 20 487 21 454 21 348 - 1 352 - 1 Operating expenses 855 827 508 475 347 351 Gross result 858 899 626 663 233 236 Addition to loan loss provisions 25 7 - 21 - 22 46 28 Underlying result before tax 834 893 647 685 187 208 Profitability and efficiency 1) Cost/income ratio Return on equity based on 12.0% common equity Tier 1 2) Employees (internal FTEs, end of period) 49.9% 23.6% 16,824 47.9% 25.4% 17,222 44.8% 34.0% 8,744 41.8% 34.3% 8,737 59.9% 10.7% 8,080 59.8% 12.7% 8,485 Risk 1) Risk costs in bps of average RWA Risk - weighted assets (end of period, in € billion) 11 85.2 3 84.5 - 18 47.1 - 17 49.3 48 38.1 32 35.3 Customer lending/deposits (end of period, in € billion) 3Q2018 2Q2018 3Q2018 2Q2018 3Q2018 2Q2018 Residential mortgages Other customer lending Customer deposits 149.2 88.2 230.9 148.1 84.7 232.5 111.3 40.3 145.4 110.9 34.8 147.4 37.9 48.0 85.6 37.2 49.9 85.2

Segment Reporting: Retail Banking Total underlying income was broadly stable year - on - year at € 1 , 1 3 4 m il l i on . Ne t i n t e r e s t i n c o m e dec r e a s e d du e t o l ow e r m ar g i n s o n sa v i ng s a n d c u r r e n t accoun t s , wh ic h c ou l d on l y b e p a rtl y o ﬀ s e t b y h i g h e r m ar g i n s o n mo rt g a ge s a n d a n i n c r e a s e i n ne t f e e a n d c o mm i ss i o n i n c o m e . O n a s e q uen tia l b a s is , t o t a l un d e rl y in g i n c o m e w a s als o l a r ge l y un c h a ng e d , r e fl e c t i n g h i ghe r Ba n k T r e a s u r y - r e l a t e d i n c o m e c o m b i ne d w it h a h i ghe r m ar g i n on mo rt g a ge s , p ar t l y o ﬀ s e t b y l ow e r i n c o m e o n sa v i ng s a n d c u rr e n t ac c ou n t s . Underlying result before tax - Retail Belgium (in î million) 400 300 200 100 0 3Q2017 4Q2017 1Q2018 2Q2018 3Q2018 Total income declined by € 8 million compared with the third quarter of 2017. This was mainly due to lower income on savings and current accounts, reflecting the continued low interest rate environment, partly o ﬀ set by higher income on lending. Total underlying income declined by € 23 million q u a r t er - o n - q u a r t e r . Th i s w a s s i m ila r l y d u e t o m ar g i n p r e ss u r e on sa v i ng s a n d c u rr e n t ac c ou n ts , a s w e l l a s a d e c r e a s e i n ne t f e e a n d c o mm i ss i o n i n c o m e du e t o l owe r f e e s o n i n v e s t m en t s p r od u c t s a n d t h e i n t e g r a ti o n o f R e c o r d Ba n k w it h I N G B e l g i u m . Customer lending increased by € 5.8 billion in the third quarter of 2018 to € 151.5 billion. Net core lending (excluding the run - o ﬀ in the WUB run - o ﬀ portfolio and an increase in Bank Treasury) grew by € 0.8 billion, of which € 0.7 billion was in mortgages and € 0.1 billion in business lending. Net customer deposits (excluding Bank Treasury) decreased by € 0.3 billion after a seasonally strong inflow in the second quarter. The decline reflects € 0.6 billion of savings outflow, which was partly compensated by € 0.3 billion of inflow into current accounts. Customer lending decreased by € 1.2 billion in the third quarter of 2018 to € 85.9 billion. Net core lending (which excludes Bank Treasury) decreased by € 0.9 billion and consisted of a € 0.7 billion increase in mortgages, which was more than o ﬀ set by a € 1.6 billion decrease in other lending, mainly related to a lower utilisation of an overdraft facility by a major client. Net customer deposits (excluding Bank Treasury) showed a net inflow of € 0.5 billion in the quarter, reflecting a € 0.8 billion increase in current accounts that was partially o ﬀ set by a € 0.3 billion decrease in savings. Total customer deposits at the end of the third quarter of 2018 stood at € 85.6 billion. Underlying operating expenses increased by € 33 million, or 6.9%, from a year ago. This was mainly due to a release of provisions related to the new collective labour agreement that had been booked in the third quarter of 2017. Excluding this release, expenses rose slightly, mainly due to higher sta ﬀ - related expenses. Sequentially, expenses were € 8 million, or 1.6%, higher, mainly reflecting slight increases in various expense items. Third - quarter 2018 risk costs were € - 21 million compared with € - 2 2 m il l i o n i n t h e ye a r - a g o q ua rt e r a n d € - 4 7 m illi o n i n t h e s e c on d q u art e r o f 2 0 1 8 , wh ic h i n cl ude d r e l ea s e s fr o m mo d e l u p d at e s . R i s k c o s t s r e m a i ne d ne g a t i v e du e t o r e l e a s e s i n m o r t g a ge s , r e f l e c t i n g t h e c o n ti nue d p o s it i v e m a c r o e c ono m i c c on d i t i o n s i n t h e Ne t he rla nd s . Underlying operating expenses decreased slightly by € 4 million fr o m th e y e ar - a g o q u a r t e r t o € 3 4 7 m illi on , pa r tl y at t r i b u t a bl e t o a dec r e a s e i n I T ex p en s e s . C o m pa r e d t o t h e s e c on d q ua rt e r o f 2 0 1 8 , ex p en s e s w e r e € 1 3 m illi o n l o w e r , m ai n l y du e t o l o w e r st a ﬀ - r e l a t e d ex p e n s e s r e f l e c t i n g a d e cr e a s e i n F TE s . Risk - weighted assets declined by € 1.8 billion in the third quarter of 2018 to € 47.1 billion, mainly reflecting positive risk migration. Retail Belgium Retail Belgium, including Luxembourg, posted a third - quarter 2018 underlying result before tax of € 187 million, down by € 21 million from a year ago and € 24 million lower than in the second quarter of 2018. Total income decreased 1.4% compared with the year - ago quarter, owing mainly to lower income on savings and current accounts. Expenses excluding regulatory costs decreased 1.1% compared with the third quarter of 2017, while risk costs were higher, mainly within business lending. Third - quarter 2018 risk costs were € 46 million, or 48 basis points of average risk - weighted assets, compared with € 28 million in the year - ago quarter and € 32 million in the previous quarter. The higher amount of risk costs versus last year was almost entirely attributable to midcorporate clients. Risk - weighted assets declined by € 0.3 billion in the third quarter of 2018 to € 38.1 billion. The decrease mainly reflects a decline in lending volumes. On a sequential basis, total income declined 3.8%, mainly from lower net fee and commission income. Operating expenses were lower due to decreased sta ﬀ - related expenses, while risk costs increased. These factors resulted in the sequential decline in the underlying result before tax of € 24 million. The third - quarter 2018 return on equity, based on a 12% common equity Tier 1 ratio, was 10.7%. 10 ING Press Release 3Q2018 20 8 20 0 21 1 187 21

or loss account Segment Reporting: Retail Banking & Growth Markets 1) Key figures based on underlying figures. 2) Underlying after - tax return divided by average equity based on 12.0% CET1 ratio (annualised). Retail Challengers & Growth Markets Retail Germany Retail Germany, which includes Austria, posted a third - quarter 2018 underlying result before tax of € 260 million, up from € 220 million in the third quarter of 2017. This increase was mainly driven by improved Bank Treasury - related results and higher net fee and commission income, partly o ﬀ set by higher expenses. Risk costs remained low. Compared with the second quarter of 2018, the result before tax rose by € 32 million due to the same reasons as mentioned above. Retail Germany continued its strong commercial momentum, adding approximately 45,000 primary customers in the quarter and growing net core customer lending by € 1.5 billion. The return on equity, based on a 12% common equity Tier 1 ratio, was a healthy 21.4% for the quarter. "In the third quarter of 2018, Retail Challengers & Growth M ar ke t s con ti n u e d t h e i r str on g mom en t u m i n p r i m a r y cu st o m e r g r o w t h , e s p ec i a ll y i n A u s t r a l i a , w h i l e a l l coun t r i e s s h o w e d a goo d pe r f o r m anc e i n bu si ne s s l end i ng . “Poland and Romania contributed strongly during the quarter, while our management team in Turkey continued to demonstrate strong leadership in managing our Turkish business during the challenging market circumstances. "We started the execution of our partnership with AXA to create a new customer proposition for digital insurance products. "Our sustained focus on cost control is also paying o ﬀ , particularly in Germany. When combined with the continued growth in customer lending, the overall segment demonstrated a solid increase in profit before tax." Underlying result before tax - Retail Germany (in î million) 400 300 200 100 0 260 251 228 “Across our organisation, we have been working on the KYC enhancement programme and continue to improve our compliance processes.” 3Q2017 4Q2017 1Q2018 2Q2018 3Q2018 Aris Bogdaneris , Member Management Board Banking, Head of Challengers & Growth Markets Total underlying income was € 525 million, up 11.7% from the third quarter of 2017. The increase was mainly attributable to higher Bank Treasury performance and increased income on savings due to a higher interest margin, as well as higher net fee and commission income driven by increased investment product volumes and an improvement in fee income on ING Press Release 3Q2018 11 22 0 195 Retail Challengers & Growth Markets Germany Other Challengers In R € et m a i i l l l C io h n allengers & Growth Markets: Consolidated profit 3Q2018 3Q2017 3Q2018 3Q2017 3Q2018 3Q2017 Profit or loss Net interest income Net fee and commission income Investment income Other income 1,091 156 92 69 1,056 151 81 - 19 418 61 - 2 47 438 53 2 - 24 673 95 93 22 618 98 79 5 Total underlying income 1,407 1,269 525 470 883 799 Expenses excl. regulatory costs Regulatory costs 686 682 60 240 229 19 446 453 41 65 19 46 Operating expenses 751 742 259 248 493 494 Gross result 656 527 266 222 390 305 Addition to loan loss provisions 82 71 5 2 77 69 Underlying result before tax 574 455 260 220 313 236 Profitability and efficiency 1) Cost/income ratio Return on equity based on 12.0% common equity Tier 1 2) Employees (internal FTEs, end of period) 53.4% 18.8% 22,820 58.5% 16.0% 22,357 49.3% 21.4% 4,696 52.7% 22.5% 4,683 55.8% 17.5% 18,124 61.9% 12.7% 17,675 Risk 1) Risk costs in bps of average RWA Risk - weighted assets (end of period, in € billion) 44 74.4 38 75.3 8 26.0 3 25.0 63 48.4 55 50.3 Customer lending/deposits (end of period, in € billion) 3Q2018 2Q2018 3Q2018 2Q2018 3Q2018 2Q2018 Residential mortgages Other customer lending Customer deposits 134.9 132.7 38.6 257.6 72.7 71.6 12.0 135.9 62.2 61.1 26.6 121.8 37.6 254.8 11.2 132.7 26.4 122.2

Segment Reporting: Wholesale Banking Segment Reporting: Retail Banking current accounts. These positive impacts were partly o ﬀ set by m ar g i n c o m p r e ss i o n o n m o rt g a ge s . C o m pa r e d w it h t h e s e c on d q u art e r o f 2 0 1 8 , t o t a l i n c o m e r o s e b y € 4 4 m illi on , d r i v e n b y t h e p o s i t i v e B a n k T r e a s u r y - r e l a t e d r e s u l t s a n d i m p r o v e d c o mm is s i o n i n c o m e o n c u rr e n t ac c ou n t s a n d m o r t g a ge s . The third quarter of 2018 included a € 83 million annual dividend from the Bank of Beijing compared with € 54 million of dividend one year ago and a € 24 million one - time gain on the sale of MasterCard shares in Turkey. Compared with the second quarter of 2018, underlying income increased by € 100 million, mainly due to the annual Bank of Beijing dividend. Net interest income rose by € 31 million, or 4.8%, driven by continued volume growth and a slightly improved interest margin. This increase was partly o ﬀ set by lower net fee and commission income in the growth markets. Total customer lending grew by € 0.4 billion in the third quarter of 2018 to € 83.9 billion. Net core lending, which excludes Bank Treasury products, increased by € 1.5 billion, of which € 1.2 billion was attributable to residential mortgages and € 0.3 billion to consumer lending. Customer deposits declined by € 3.2 billion to € 132.7 billion, but excluding Bank Treasury they decreased by € 0.5 bi l li on , a s a n i n c r e a s e i n c u r r e n t accoun t s w a s m o r e t h a n o ﬀ s e t b y a dec r e a s e i n s a v i ng s , m ai n l y r e l a t e d t o t h e r un - o ﬀ o f f i xed - t e r m de p o s i ts . Customer lending increased by € 0.9 billion quarter - on - quarter to € 88.6 billion. Excluding currency impacts (mainly depreciation of the Turkish lira) and Bank Treasury, net core lending grew by € 2.7 billion, of which € 1.6 billion was in mortgages and € 1.1 billion in other lending. The net core lending growth was generated in all countries, with the largest increases in Poland, Spain and Australia. Customer deposits increased by € 0.4 billion to € 122.2 billion. Net customer deposits (excluding currency impacts and Bank Treasury) grew by € 1.6 billion, with increases in all countries except for Spain and France, which recorded a small outflow. Operating expenses increased by € 11 million from € 248 million in the third quarter of 2017 to € 259 million. The increase was driven by a one - o ﬀ restructuring provision in the current quarter. Compared with the previous quarter, operating expenses increased by € 10 million. Operating expenses remained almost flat, decreasing by € 1 million from a year ago to € 493 million in the third quarter of 2018. Year - on - year, higher costs for strategic projects and increased sta ﬀ numbers to support commercial growth were fully o ﬀ set by currency movements and the impact of the litigation provision related to Spanish mortgages which was booked in the third quarter of last year. Compared with the second quarter of 2018, operating expenses decreased by € 6 million. Risk costs were only € 5 million, or 8 basis points of average risk - weighted assets in the quarter, compared with € 2 million in the third quarter of 2017 and € 3 million in second quarter of 2018. Risk - weighted assets increased by € 0.1 billion in the third quarter to € 26.0 billion. The impact of lending volume growth was largely o ﬀ set by lower operational risk - weighted assets. Retail Other Challengers & Growth Markets The underlying result before tax of Retail Other Challengers & Growth Markets rose to € 313 million from € 236 million a year ago. The increase was mainly due to higher net interest income, especially in Poland, Romania and Spain, as well as higher investment and other income. Compared with the second quarter of 2018, the underlying result before tax rose by € 98 million. The increase was mainly attributable to the annual dividend received from Bank of Beijing as well as higher net interest income related to strong business growth. The return on equity, based on a 12% common equity Tier 1 ratio, rose to 17.5% in the third quarter of 2018. Risk costs came in at € 77 million, up € 8 million versus both comparable quarters. The increase is predominantly due to higher risk costs in Turkey and Romania, partly o ﬀ set by a decline in Poland. Third - quarter 2018 risk costs were 63 basis points of average risk - weighted assets compared with 56 basis points in the previous quarter. Risk - weighted assets decreased by € 1.1 billion in the third quarter of 2018 to € 48.4 billion on the back of the depreciation of the Turkish lira and the decreased value of ING's stake in Kotak Mahindra Bank. Underlying result before tax - Retail Other Challengers & Growth Markets (in î million) 400 300 200 100 0 3Q2017 4Q2017 1Q2018 2Q2018 3Q2018 Total underlying income grew by € 84 million to € 883 million compared with a year ago. This increase was driven by strongly improved commercial results across most of the countries, reflecting continued customer and volume growth. 12 ING Press Release 3Q2018 313 23 6 24 5 215 108

Segment Reporting: Wholesale Banking Wholesale Banking: Consolidated profit or loss account Total Wholesale Banking General Lending & Transaction Services Industry Lending Financial Markets 4) Bank Treasury & Other 1) As from 2018 only CVA/DVA on derivatives, as DVA on notes directly impacts equity under IFRS 9. 2) Key figures based on underlying figures. 3) Underlying after - tax return divided by average equity based on 12.0% CET1 ratio (annualised). 4) Return on equity of ING's total Financial Markets activities (including Retail Banking) was 3.1% in 3Q2018 versus 3.0% in 3Q2 017 . “We continued to make progress to transform Wholesale W B h a o n le ki s n a g le in B to a a n m k o in re g client - centric and more efficient business that offers a consistent experience across borders. Wholesale Banking recorded an underlying result of € 720 million in the t h ir d q uar t e r o f 2 018 , u p fr o m € 6 9 8 m illio n on e y e a r a go . T h e i n cr ea s e r e fl e ct s h igh e r i n co m e , d e spit e l o w e r F i n a n c i a l M ark e t s r e v en u e s , a n d strict e r c o s t m a n a ge m e n t t h i s q u ar t e r , w h i c h m o r e t h a n c o m p en sa t e d f o r a h ig he r ne t ad d it i o n t o l o a n l os s pr ov isi on s w h ic h e q u al l e d t o 2 8 basi s p o i n t s o f a v e ra g e risk - weighted assets. Wholesale Banking maintained its positive business momentum, with € 2.8 billion of net core lending growth this quarter (excluding Bank Treasury and currency impacts), despite sti ﬀ competition in certain regions and a stricter risk appetite in certain sectors. The return on equity, based on a 12% common equity Tier 1 ratio, was 11.8% in the third quarter of 2018. “Also in Wholesale Banking, work on the KYC enhancement and compliance programmes is continuing. "Innovation remains a top priority and ING has been selected to be the launching customer for TradeIX, an API and blockchain - powered trade finance platform. Currently being piloted by 14 banks and with ING Ventures as an investor, TradeIX supports banks and businesses to perform trade transactions faster and more cheaply and with increased transparency. Underlying result before tax - Wholesale Banking (in î million) "In the third quarter, we also announced our efforts to steer our portfolio towards the well - below two - degree goal to help combat 1,000 800 600 400 200 0 climate change. The approach – called Terra – is an 736 720 698 702 innovative and accurate way to measure our portfolio.” Isabel Fernandez , Member Management Board Banking, Head of Wholesale Banking 3Q2017 4Q2017 1Q2018 2Q2018 3Q2018 Total underlying income rose by € 99 million, or 7.2%, from the third quarter of 2017. This was mainly due to better results in ING Press Release 3Q2018 13 557 In € million 3Q2018 3Q2017 3Q2018 3Q2017 3Q2018 3Q2017 3Q2018 3Q2017 3Q2018 3Q2017 Profit or loss Net interest income Net fee and commission income Investment income Other income excl. CVA/DVA 974 310 3 200 967 252 - 3 164 596 151 0 - 5 538 147 - 6 17 305 109 0 11 282 92 0 11 30 54 0 140 107 21 0 123 42 - 4 3 53 41 - 9 4 12 Underlying income excl. CVA/DVA CVA/DVA 1) 1,487 - 6 1,380 2 743 696 425 385 224 - 6 251 2 95 49 Total underlying income 1,481 1,382 743 696 425 385 218 253 95 49 Expenses excl. regulatory costs Regulatory costs 643 10 625 13 180 0 167 1 210 2 188 0 225 1 226 6 29 7 45 6 Operating expenses 654 638 180 168 212 188 226 232 36 51 Gross result 827 745 563 528 213 198 - 8 21 59 - 2 Addition to loan loss provisions 108 46 54 - 4 52 21 - 1 1 3 28 Underlying result before tax 720 698 509 532 162 177 - 7 20 56 - 31 Profitability and efficiency 2) Cost/income ratio Return on equity based on 12.0% common equity Tier 1 3) Employees (internal FTEs, end of period) 44.1% 11.8% 12,871 46.1% 10.3% 11,968 24.2% 19.1% 24.1% 18.5% 49.9% 6.4% 48.7% 9.2% 103.6% - 0.8% 91.7% 0.0% 37.5% 7.4% 104.4% - 16.2% Risk 2) Risk costs in bps of average RWA Risk - weighted assets (end of period, in € billion) 28 154.0 12 148.2 29 75.4 - 2 67.3 42 50.2 18 47.0 - 2 20.1 1 24.9 13 8.3 123 9.0 Customer lending/deposits (end of period, in € billion) 3Q2018 2Q2018 3Q2018 2Q2018 3Q2018 2Q2018 3Q2018 2Q2018 3Q2018 2Q2018 Residential mortgages Other customer lending Customer deposits 0.8 192.6 66.2 0.8 187.0 66.5 0.0 126.1 2.0 0.0 124.9 1.6 0.0 57.2 50.7 0.0 55.3 49.6 0.0 1.4 5.0 0.0 1.3 4.3 0.8 8.0 8.4 0.8 5.5 10.9

Segment Reporting: Wholesale Banking Industry Lending Underlying result before tax - Industry Lending (in î million) Industry Lending, General Lending & Transaction Services and Bank Treasury & Other, which compensated for lower income in Financial Markets. Sequentially, total income excluding credit valuation and debt valuation adjustments (CVA/DVA) was 2.5% higher than in the previous quarter, reflecting higher income in Industry Lending and Bank Treasury & Other. This was partially o ﬀ set by a decline in Financial Markets. 600 450 300 150 Net interest income increased 0.7% year - on - year, driven by resilient m a r g i n s a n d f u rt he r vo l u m e g r o w t h i n b o t h I n du st r y L end i n g and G ene r a l L end i n g & T ra n sactio n Se r v i c e s , a n d de s p it e € 7 7 m illi o n l o w e r ne t i n t e r e s t i n c o m e i n F i n a nc i a l M a r k e ts . O n a s e q uen ti a l ba sis , net interest income fell 1.3%, as the increase in Industry Lending could not compensate for the lower interest result in Financial Markets. 0 3Q2017 4Q2017 1Q2018 2Q2018 3Q2018 Industry Lending posted an underlying result before tax of € 509 million, down 4.3% from the third quarter of 2017 due to higher risk costs and higher expenses against strong income growth. On a sequential basis, the underlying result before tax rose 4.3% on the back of income growth and stable expenses, partly o ﬀ set by slightly higher risk costs. Net core lending (excluding currency impacts) grew by € 0.9 billion in the third quarter of 2018. Net fee and commission income rose by € 58 million year - on - year, mainly due to higher Financial Markets fees and the inclusion of Payvision as of the second quarter of 2018. The € 33 million increase in fee income from Financial Markets included € 27 million of income related to Global Capital Markets activities that had been recorded under ‘other income’ in the first half of 2018 ( € 8 million in the second quarter and € 1 9 m illi o n i n t h e firs t q u a rt e r o f 2 01 8 ) . Se q u e n ti a ll y , t o t a l ne t f e e a n d co m m issi o n i n c o m e i n c r ea s e d b y € 2 0 m illi o n . H o w e v er , a d j u st e d f o r t h e r e c la s si f ic a t i o n i n F i n a n c i a l M a r k e ts , f e e i n co m e f e l l 5 . 0% , m a i n l y du e t o l o w e r l end i ng - r el a t e d c o mm issi o n i n c o m e . I n v e st m en t i n co m e i n c r e a s e d b y € 6 m illi o n c o m p a r e d w it h t h e t h ir d q u a rt e r of 2017, driven by Industry Lending. Sequentially, investment income declined by € 7 million, reflecting lower capital gains in Bank Treasury. Income increased 6.8% year - on - year, driven by strong net core l e n d i n g g r o w t h a t r e s il i en t m a r g i n s d u ri n g t h e l a s t 1 2 m on t h s . C o m pa r e d w it h t h e s e con d q u a rt e r o f 20 1 8 , i n c o m e i n c r e a s e d 3 . 5% , r e fl e c ti n g h i g he r i n co m e fr o m c on ti n u e d l e nd i n g g r o w t h i n t h a t q u art e r . A dd it i on a l l y , t h e p r e v i ou s q u a rt e r i n c l ud e d neg a ti v e revaluation results. The aforementioned factors were slightly o ﬀ set by l o w e r c o m m issi o n i n co m e du e t o f e w e r lar g e s ynd i ca t e d d e a l s i n t h e q u art e r . Expenses were 7.1% higher than in the third quarter of 2017, mainly due to higher personnel expenses related to wage inflation and higher headcount in the front o ﬃ ce and in Innovation. Sequentially, expenses decreased 0.6%. Total other income was € 194 million, up from € 166 million in the t hi r d q u a rt e r o f 2 0 1 7 a n d € 1 7 6 m illi o n i n t h e pre v i o u s q u art e r . Th e i nc r ea s e c o m p a r e d w it h b o t h p e ri o d s i s m a i n l y e x p l a i n e d b y t h e g a i n o n t h e s a l e o f a n e q u it y st ak e i n C o r p o r a t e In v e st m en t s a n d h i g he r o t h e r i n co m e i n Ba n k T r e as u r y , a s w e l l a s a n i nc r ea s e at F i n a n c i a l M a r k e t s w h e n adjusted for the aforementioned reclassification to net fee and commission income. Risk costs amounted to € 54 million and primarily included larger files in the Americas and Belgium. Risk costs were up from € - 4 million in the third quarter of 2017, which included releases in Asia and UK. Sequentially, risk costs rose slightly from € 49 million in the second quarter of 2018. General Lending & Transaction Services Underlying result before tax - General Lending & Transaction Services (in î million) Operating expenses increased to € 654 million, up from € 638 million in the third quarter of 2017. A large part of this increase is due to the inclusion of Payvision and FTE growth to support business growth and innovation. Sequentially, expenses declined by € 13 million, mainly due to stricter cost management this quarter. 300 200 100 0 3Q2017 4Q2017 1Q2018 2Q2018 3Q2018 In the third quarter of 2018, risk costs amounted to € 108 million (or 28 basis points of average risk - weighted assets), up from € 46 million in the third quarter of 2017 and € 59 million in the previous quarter. General Lending & Transaction Services posted an underlying result before tax of € 162 million, down 8.5% from one year ago due to an increase in operating expenses and risk costs, partially compensated by income growth. Sequentially, the pre - tax result decreased 23.9%, primarily due to an increase in risk costs. In the third quarter of 2018, risk - weighted assets increased by € 0.5 billion to € 154.0 billion, mainly reflecting volume growth and model updates, partly o ﬀ set by positive risk migration. 14 ING Press Release 3Q2018 213 17 7 18 8 189 162 53 2 47 4 48 8 509 443

Segment Reporting: Wholesale Banking

Income rose 10.4% year-on-year, mainly attributable to General Lending, Payments & Cash Management (PCM), and the inclusion of Payvision. The increase in General Lending was mainly driven by higher net interest income stemming from portfolio growth and an improved interest margin, supported by one-offs on some specific files. PCM benefited from higher US-dollar margins and higher volumes. Compared with the previous quarter, income decreased 1.8%, mainly due to lower margins and lower commission income in General Lending. Net core lending (excluding currency impacts) grew by €1.9 billion in the third quarter of 2018.

Expenses increased 12.8% year-on-year, mainly due to the inclusion of Payvision as well as higher staff-related expenses to support business growth. Sequentially, expenses fell 2.3%.

Risk costs amounted to €52 million for the quarter compared with €21 million in the third quarter of 2017 and €3 million in the previous quarter. Risk costs in the current quarter included some larger files in General Lending.

Financial Markets

Underlying result before tax - Financial Markets (in × million)



150
75
0
-75
-150
20
-99
18
22
-7
3Q2017
4Q2017
1Q2018
2Q2018
3Q2018

Financial Markets posted an underlying result before tax of €-7 million, down from €20 million in the third quarter of 2017 and €22 million in the second quarter of 2018. The third- quarter 2018 result included €-6 million of CVA/DVA impacts compared with €2 million of CVA/DVA impacts in the third quarter of 2017 and €11 million in the previous quarter.

Income excluding CVA/DVA impacts fell 10.8% compared with the third quarter of 2017. The decline was mainly caused by lower net revenues in the Fixed Income, Credit Trading and Money Markets businesses, which were impacted during the third quarter of 2018 by challenging market conditions, reduced client activity and low interest rates in Europe.

Compared with the second quarter of 2018, income excluding CVA/DVA fell 5.9%, mainly due to lower income in the Equity business as a result of seasonally lower client activity in the third quarter.

Operating expenses decreased 2.6% year-on-year, largely due to lower regulatory expenses. Excluding regulatory costs, expenses decreased 0.4%. Compared with the second quarter of 2018, expenses were stable at €226 million.

Bank Treasury & Other

Underlying result before tax - Bank Treasury & Other (in × million)



100
50
0
-50
-31
-7
52
14
56
3Q2017
4Q2017
1Q2018
2Q2018
3Q2018

Bank Treasury & Other recorded an underlying result before tax of €56 million versus €-31 million in the third quarter of 2017 and €14 million in the previous quarter. Income increased to €95 million from €49 million a year ago. The increase was driven by the sale of an equity stake in Corporate Investments and higher Bank Treasury income, the latter mainly related to positive revaluations on derivatives used for hedging purposes. Sequentially, total income rose by €33 million, mainly attributable to the aforementioned sale of an equity stake and positive revaluations.

Operating expenses fell by €15 million year-on-year and decreased by €7 million compared to the previous quarter.

Risk costs amounted to €3 million for the quarter, down from €28 million in the third quarter of 2017 and €6 million in the second quarter of 2018. The decline versus both comparable quarters was mainly related to lower risk costs in the Italian Lease run-off portfolio.

ING Press Release 3Q2018 15

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account		
In € million	3Q2018	3Q2017
Profit or loss		
Net interest income	92	97
Net commission income	-3	0
Investment income	0	-3
Other income	-46	-64
Total underlying income	**44**	**31**
Expenses excl. regulatory costs	52	82
Regulatory costs	-5	1
Operating expenses	**47**	**83**
Gross result	**-3**	**-52**
Addition to loan loss provisions	0	0
Underlying result before tax	**-3**	**-52**
Of which:		
Income on capital surplus	-2	28
Foreign currency exchange ratio hedging	127	81
Other Capital Management	-10	-18
Capital Management	115	91
Bank Treasury	-71	-70
Other Corporate Line	-47	-72

Corporate Line posted an underlying result b €-3 million in the third quarter of 2018 compared with €-52 million in the third quarter of 2017. Underlying income improved to €44 million from €31 million one year ago. This was primarily due to higher income from foreign currency exchange ratio hedging, which was only partly off set by a lower result on capital investments. Operating expenses decreased by €36 million compared with the same quarter of last year. This was due to lower shareholder expenses; a reimbursement from reinsurance and settlement costs related to previous ING Group entities; and a higher mark- up related to head-office services that are charged to the business lines. The underlying result before tax in the second quarter of 2018 was €-45 million.

The Capital Management-related result was €115 million in the third quarter of 2018 compared with €91 million in the same quarter of 2017. The income on capital surplus was €-2 million in the third quarter of 2018 versus €28 million one year ago, mainly due to a lower result on capital investments. The foreign currency exchange ratio hedging result was €127 million in the third quarter of 2018 versus €81 million in the third quarter of last year. The €46 million increase was mainly due to a higher capital charge received from non-euro entities. The result of Other Capital Management amounted to €-10 million in the third quarter of 2018 versus €-18 million in the same quarter of 2017.

Bank Treasury-related results primarily include the isolated legacy costs (mainly negative interest results) caused by the replacement of short-term funding with long-term funding during 2012 and 2013. The third-quarter 2018 result remained stable at €-71 million from €-70 million in the third quarter of 2017.

The Other Corporate Line result, which includes items such as shareholder expenses and unallocated income and other expenses, improved to €-47 million from €-72 million one year ago due to lower shareholder expenses; a reimbursement from reinsurance and settlement costs related to previous ING Group entities; and the higher mark-up related to head-office services that are charged to the business lines.

16

ING Press Release 3Q2018

Consolidated Balance Sheet loss loss loss loss 1) For a reconciliation between the reported balance sheet at year - end 2017 and the opening balance sheet as at 1 January 2018, see note 1 'Accounting policies' in the ING Group Interim Accounts for the period ended 30 June 2018. ING Group’s total assets decreased by € 4.4 billion to € 901.6 billion in the third quarter of 2018, including € 1.9 billion of negative currency impacts. The decrease was mainly due to lower financial assets at fair value through profit or loss, largely o ﬀ set by higher customer lending. On the liability side, the main decreases were in customer deposits and financial liabilities at fair value through profit or loss. by € 15.9 billion to € 135.6 billion. This was mainly due to € 11.5 billion of lower reverse repo activity mandatorily recorded at fair value through profit or loss, and € 4.0 billion of lower trading assets. Financial liabilities at fair value through profit or loss decreased by € 1.8 billion, mainly due to € 3.3 billion of lower designated financial liabilities at fair value through profit or loss (mainly repo activity), which was only partly o ﬀ set by higher trading liabilities. Financial assets and liabilities at fair value through profit or loss consist predominantly of derivatives, securities and (reverse) repos, and are mainly used to facilitate client needs. Adjusted for currency impacts, the net growth in core customer lending amounted to € 6 . 8 billion, whereas the net growth in customer deposits was € 3 . 4 billion . ING Group’s loan - to - deposit ratio increased to 1 . 08 from 1 . 06 at the end of June . Financial assets at fair value through OCI Financial assets at fair value through other comprehensive income (OCI) decreased slightly by € 0.3 billion to € 31.2 billion, among others due to a lower valuation of our stake in Kotak Mahindra Bank. Securities at amortised cost Securities at amortised cost decreased by € 1.2 billion to € 47.8 billion, mainly due to matured bonds. Cash and balances with central banks Cash and balances with central banks increased by € 2.0 billion to € 40.3 billion, partly related to active liquidity management. Loans and advances to customers Loans and advances to customers increased by € 11.4 billion to € 598.8 billion, primarily driven by growth in customer lending which, adjusted for € 1.5 billion of negative currency impacts, increased by € 12.8 billion. This was mainly due to € 6.8 billion of net core lending growth and a € 6.7 billion lending increase in Bank Treasury (short - term, for balance sheet management). The run - o ﬀ portfolio of WUB and Lease showed a decline of € 0.4 billion. In Retail Banking, net Loans and advances to and deposits from banks Loans and advances to banks decreased by € 0.6 billion to € 3 1 . 0 b il l i on . De p o si t s fr o m ba nk s i nc r e a s e d s li gh tl y b y € 0. 7 bi l li o n t o € 3 9 . 5 b i lli on . Financial assets/liabilities at fair value through profit or loss Financial assets at fair value through profit or loss decreased ING Press Release 3Q2018 17 in C € o m ns i o ll l i i o d n ated balance sheet 1) 30 Sep. 18 30 Jun. 18 1 Jan . 18 30 Sep. 18 30 Jun. 18 1 Jan. 18 Assets Cash and balances with central banks Loans and advances to banks Financial assets at fair value through profit or - trading assets - non - trading derivatives - designated as at fair value through profit or - mandatorily at fair value through profit or loss Financial assets at fair value through OCI - equity securities fair value through OCI - debt securities fair value through OCI - loans and advances fair value through OCI Securities at amortised cost Loans and advances to customers - customer lending - provision for loan losses Investments in associates and joint ventures Property and equipment Intangible assets Other assets 40,290 31,035 135,568 59,825 2,671 2,858 70,214 31,211 3,425 25,164 2,623 47,789 598,801 603,708 - 4,907 1,105 1,772 1,751 12,263 38,276 31,627 151,503 63,817 2,743 2,775 82,168 31,500 3,667 24,968 2,865 48,966 587,415 592,392 - 4,977 1,082 1,775 1,785 12,053 21,992 28,690 128,248 65,484 2,808 2,162 57,795 37,601 3,800 30,437 3,364 48,480 565,402 570,670 - 5,269 1,060 1,801 1,469 10,338 845,081 Liabilities Deposits from banks Customer deposits - savings accounts - credit balances on customer accounts - corporate deposits - other Financial liabilities at fair value through profit or - trading liabilities - non - trading derivatives - designated as at fair value through profit or Other liabilities Debt securities in issue Subordinated loans 39,481 552,010 317,331 196,555 35,515 2,609 109,102 44,710 2,525 61,867 17,813 117,158 16,284 38 , 776 36 , 929 556 , 681 539 , 852 319 , 833 319 , 664 192 , 026 186 , 324 39 , 135 32 , 626 5 , 687 1 , 238 110 , 874 89 , 369 42 , 711 38 , 233 3 , 041 2 , 657 65 , 122 48 , 479 16 , 612 15 , 834 116 , 099 96 , 826 16 , 225 16 , 209 Total liabilities 851,848 855 , 267 795 , 018 Equity Shareholders' equity Non - controlling interests 48,997 740 49 , 984 49 , 363 734 700 Total equity 49,737 50 , 717 50 , 063 Total liabilities and equity 901,585 905 , 984 845 , 081 Total assets 901,585 905,984

Consolidated Balance Sheet

core lending assets grew by €4.1 billion due to increased residential mortgages, partly offset by lower other customer lending. Wholesale Banking grew net core lending by €2.8 billion, predominantly in General Lending.

Customer deposits

Customer deposits decreased by €4.7 billion to €552.0 billion. Adjusted for €1.2 billion of negative currency impacts and a €6.9 billion decrease in Bank Treasury deposits, the net production of customer deposits was €3.4 billion. Retail Banking recorded a net production of €1.2 billion, reflecting a €2.4 billion increase in current accounts, partly offset by a €1.1 billion decrease in savings and deposits. In Wholesale Banking, net customer deposits grew by €2.2 billion.

Debt securities in issue

Debt securities in issue increased by €1.1 billion to €117.2 billion. While CD/CPs were €1.2 billion lower (related to liquidity management and the facilitation of short-term commercial activities), other debt securities (mainly long- term debt) increased by €2.3 billion.

Subordinated loans

Subordinated loans remained relatively unchanged at €16.3 billion.

Shareholders' equity

Shareholders' equity decreased by €1.0 billion to €49.0 billion. This mainly reflects the €0.9 billion interim dividend payment in August 2018, a €0.3 billion decline in the equity securities revaluation reserve and negative currency impacts of €0.4 billion. This was partly offset by the third-quarter 2018 net result of €776 million. Shareholders' equity per share decreased to €12.59 as of 30 September 2018 from €12.85 as of 30 June 2018.

Change in shareholders' equity

in € million	3Q2018	2Q2018
Shareholders' equity beginning of period	**49,984**	**50,164**
Net result for the period	776	1,429
Unrealised revaluations of equity securities	-269	-109
Unrealised revaluations of debt instruments	-39	-22
Realised gains/losses debt instruments transferred to profit or loss	-8	-10
Change in cashflow hedge reserve	-172	200
Realised and unrealised other revaluations	-5	0
Change in liability credit reserve	5	28
Defined benefit remeasurement	-16	0
Exchange rate differences	-354	-13
Change in treasury shares	10	-8
Change in employee stock options and share plans	20	16
Changes in the composition of the group	0	-9
Dividend	-934	-1,673
Other changes	1	-11
Total changes	**-987**	**-181**
Shareholders' equity end of period	**48,997**	**49,984**

Shareholders' equity

in € million	30 Sep. 18	30 Jun. 18
Share premium/capital	17,088	17,088
Revaluation reserve equity securities	1,994	2,263
Revaluation reserve debt instruments	434	481
Revaluation reserve cashflow hedge	250	422
Other revaluation reserves	196	201
Defined benefit remeasurement reserve	-411	-394
Currency translation reserve	-2,295	-1,941
Treasury shares	-11	-20
Liability credit reserve	-111	-116
Retained earnings and other reserves	28,432	29,346
Net result year to date	3,431	2,654
Total	**48,997**	**49,984**

18

ING Press Release 3Q2018

Risk Management

ING Group: Total credit outstandings

in € million	Credit outstandings 30 Sep. 2018	Credit outstandings 30 Jun. 2018	Stage 3 credit-impaired 30 Sep. 2018	Stage 3 credit-impaired 30 Jun. 2018	Stage 3 ratio 30 Sep. 2018	Stage 3 ratio 30 Jun. 2018
Residential mortgages Netherlands	116,371	116,271	763	826	0.7%	0.7%
Other lending Netherlands	32,571	33,822	1,478	1,582	4.5%	4.7%
of which business lending Netherlands	25,067	24,902	1,269	1,366	5.1%	5.5%
Residential mortgages Belgium	38,984	38,371	885	895	2.3%	2.3%
Other lending Belgium	54,766	54,828	1,356	1,345	2.5%	2.5%
of which business lending Belgium	41,445	43,092	1,091	1,091	2.6%	2.5%
Retail Benelux	**242,692**	**243,293**	**4,482**	**4,648**	**1.8%**	**1.9%**
Residential mortgages Germany	72,090	70,877	442	438	0.6%	0.6%
Other lending Germany	12,831	14,363	223	221	1.7%	1.5%
Residential mortgages Other C&G Markets	63,195	62,059	491	499	0.8%	0.8%
Other lending Other C&G Markets	27,146	27,408	949	973	3.5%	3.6%
Retail Challengers & Growth Markets	**175,262**	**174,706**	**2,105**	**2,131**	**1.2%**	**1.2%**
Industry Lending	147,697	145,273	2,462	2,736	1.7%	1.9%
of which: Project and Asset-based Finance	113,952	111,737	1,958	2,232	1.7%	2.0%
of which: Real Estate Finance	33,745	33,536	503	504	1.5%	1.5%
General Lending & Transaction Services	90,720	91,340	810	731	0.9%	0.8%
FM, Bank Treasury, Real Estate & Other	14,239	10,348	695	718	4.9%	6.9%
of which General Lease run-off	2,237	2,337	679	702	30.4%	30.0%
Wholesale Banking	**252,657**	**246,961**	**3,966**	**4,186**	**1.6%**	**1.7%**
Total credit outstandings	**670,611**	**664,960**	**10,554**	**10,964**	**1.6%**	**1.6%**

Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off-balance positions).

ING Group's Stage 3 ratio remained stable at 1.6% in the third quarter of 2018. On a portfolio level, improvements were observed in business lending Netherlands and in Project and Asset-based Finance.

Credit risk management

ING Group's Stage 3 ratio, which represents Stage 3 credit-impaired assets as a percentage of total credit outstandings, remained stable at 1.6% compared with the previous quarter. The Stage 3 credit-impaired outstandings decreased slightly, particularly in Project and Asset-based Finance, whereas the total credit outstandings went up quarter-on-quarter. On a portfolio level, improvements were observed in business lending Netherlands, where the Stage 3 ratio decreased to 5.1% from 5.5% (reflecting the positive macroeconomic environment) and in Project and Asset-based Finance, where the Stage 3 ratio dropped by 0.3 percentage points to 1.7% following rating upgrades and the restructuring of some larger files. Overall, ING Group's Stage 3 ratio remained low, with minimal impact from the events in Turkey.

ING Group's stock of provisions decreased slightly by €0.1 billion to €5.0 billion, among others due to exchange-rate movements following the depreciation of the Turkish lira.

ING Group's Stage 3 provision-coverage ratio increased slightly to 34.0% from 33.9% in the second quarter of 2018. ING Group's loan portfolio consists predominantly of asset- based and secured loans, including residential mortgages, Project and Asset-based Finance, and Real Estate Finance.

Market risk

In the third quarter, the average Value-at-Risk (VaR) for ING Group's trading portfolio increased to €8 million from €6 million in the previous quarter. Compared with the second quarter of 2018, the minimum of the total overnight VaR slightly increased to €6 million from €5 million, while the maximum increased to €10 million from €8 million.

Consolidated VaR trading b

in € million	Minimum	Maximum	Average	Quarter-end
Foreign exchange	1	10	6	8
Equities	1	5	3	4
Interest rate	3	6	4	4
Credit spread	3	5	4	3
Diversification			-9	-9
Total VaR[1]	**6**	**10**	**8**	9

[1] The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as for total VaR may occur on different dates.

Stock of provisions[1]

in € million	30 Sep. 2018	30 Jun. 2018	Change
Stage 1 12-month Expected Credit Loss (ECL)	485	462	23
Stage 2 Lifetime ECL not credit impaired	914	937	-23
Stage 3 Lifetime ECL credit impaired	3,593	3,713	-120
Purchased credit impaired	2	2	-
Total	**4,994**	**5,115**	**-121**

[1] At the end of September 2018, the stock of provisions included provisions for loans and advances to banks (€3 million), financial assets at FVOCI (€15 million), securities at amortised cost (€11 million) and provisions for credit risk on contingent liabilities recorded under Provisions (€58 million).

ING Press Release 3Q2018

19

Capital, Liquidity and Funding ING Group: Capital position 2019 rules (fully loaded) 2018 rules (phased in) 1) The interim profit not included in CET1 capital as per 30 September 2018 ( € 1,577 million) includes € 776 million for 3Q2018 (YTD 3Q2018: € 2,511 million) minus a ING Group interim dividend payment of € 934 million paid out in August 2018. 2) Including € 2,788 million which is CRR/CRD IV - compliant (2Q2018: € 2,771 million), and € 2,488 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (2Q2018: € 2,489 million). 3) Including € 10,949 million which is CRR/CRD IV - compliant (2Q2018: € 10,918 million), and € 172 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (2Q2018: € 177 million). Despite the inclusion of a special item following the settlement agreement with the Dutch Public Prosecution Service (DPPS) on regulatory issues, ING Group’s fully loaded common equity Tier 1 (CET1) ratio decreased only m a rg i n a l ly to 14 . 0 % a n d r e m a i n e d a bo v e ou r C E T 1 a m b iti o n of around 13.5%. The liquidity position also remained robust, with a Liquidity Coverage Ratio (LCR) of 119% based on a 12 - month moving average. ING Group’s fully loaded Tier 1 ratio (including grandfathered securities) remained at the level of 15.7%. The fully loaded total capital ratio (including grandfathered securities) decreased marginally to 18.4% at the end of September 2018, reflecting the decrease in the common equity Tier 1 ratio. ING Group’s phased - in common equity Tier 1 ratio decreased from 14.1% at the end of June 2018 to 14.0% at the end of September 2018. The phased - in Tier 1 ratio remained at the level of 15.7%. The developments in the phased - in capital ratios largely mirror trends in the fully loaded capital ratios in combination with the application of the transitional rules under CRR/CRDIV. All ratios remain significantly ahead of regulatory requirements. Capital ratios ING Group’s fully loaded common equity Tier 1 ratio remained strong at 14.0% during the third quarter of 2018. The ratio decreased slightly compared to the second quarter of 2018 due to lower CET1 capital, partly o ﬀ set by lower risk - weighted assets (RWA) as a result of positive risk migration and lower Operational RWA. ING Bank received regulatory approval to redeem a euro and US dollar CRDIV compliant Tier 2 note in November 2018. A formal notice to our bondholders will follow early November. The CET 1 capital decreased by € 0 . 6 billion to € 44 . 2 billion, mainly du e t o a r ed u c ti o n i n t h e e q u it y s e c u riti e s r e v a l u a ti o n r e s e r v e o f € 0 . 3 bi l li o n a n d nega t i v e c u r r e n c y i m pa c t s o f € 0 . 4 b il l i on . Th e latt e r wa s m ai n l y r e l a t e d t o t h e dep r e c i a t i o n o f t h e T u r k is h lir a . The leverage ratio of ING Group according to the Delegated Act (including grandfathered securities) takes into account the impact of grossing up the notional cash - pooling activities. The leverage ratio on 30 September 2018 was 4.2% versus 4.3% on 30 June 2018. The decline was mainly attributable to an increase in the total balances due to increased notional cash - pooling activities in Bank Mendes Gans. The remaining net profit of € 776 million, after the inclusion of a special item of € - 775 million following the settlement with the DPPS, has been fully reserved for future dividend payments. The remaining dividend to be able to pay a progressive dividend over the financial year 2018 is expected to be reserved in the fourth quarter of 2018. The interim dividend for 2018, amounting to € 934 million and paid in August 2018, did not have an impact on the common equity Tier 1 ratio as it was already excluded from CET1 capital. Risk - weighted assets (RWA) At the end of September 2018, ING Group’s total RWA were € 316.3 billion, down € 2.4 billion from the end of the previous quarter. The decrease includes € 0.6 billion of currency impacts, mainly caused by the depreciation of the Turkish lira, which was partially o ﬀ set by the appreciation of the US dollar. At comparable FX rates, RWA decreased by € 1.8 billion. 20 ING Press Release 3Q2018 in € million 30 Sep. 2018 30 Jun. 2018 30 Sep. 2018 30 Jun. 2018 Shareholders' equity (parent) - Interim profit not included in CET1 capital 1) - Other regulatory adjustments Regulatory adjustments 48,997 - 1,577 - 3,193 - 4,770 49,984 - 1,735 - 3,467 - 5,202 48,997 - 1,577 - 3,139 - 4,717 49,984 - 1,735 - 3,415 - 5,150 Available common equity Tier 1 capital 44,227 44,782 44,280 44,833 Additional Tier 1 securities 2) Regulatory adjustments additional Tier 1 5,276 47 5,260 45 5,276 45 5,260 43 Available Tier 1 capital 49,550 50,087 49,601 50,137 Supplementary capital - Tier 2 bonds 3) Regulatory adjustments Tier 2 11,122 - 2,342 11,095 - 2,358 11,122 - 2,642 11,095 - 2,661 Available BIS capital 58,330 58,824 58,081 58,570 Risk - weighted assets 316,313 318,729 316,313 318,729 Common equity Tier 1 ratio 14.0% 14.1% 14.0% 14.1% Tier 1 ratio Total capital ratio 15.7% 18.4% 15.7% 18.5% 15.7% 18.4% 15.7% 18.4% Leverage Ratio 4.2% 4.3% 4.3% 4.3%

Risk & Capital Management e € 81 bil ompared Capital, Liquidity and Funding This decline reflects three impacts: positive risk migration in Retail Netherlands (primarily mortgages); improved risk profiles in Wholesale Banking Belgium and the Netherlands; and a decrease in Operational RWA. These elements more than o ﬀ set a € 3.0 billion increase from model updates, a € 0.6 billion impact due to Turkey country - risk downgrade, and a € 3.5 billion impact from volume growth on Credit RWA. Market RWA were approximately stable at € 5.3 billion. Operational RWA declined by € 1.0 billion to € 36.4 billion, due to a regular update of underlying scenarios in the advanced measurement approach (AMA) model based on industry data. Funding mix ING’s funding is well - diversified, consists mainly of retail de p o sits , c o r p o r a t e de p o si t s a n d p u bl i c de bt . I n a dd iti o n t o c u st o m e r de p o sits , I NG ’ s cap it a l ba s e (b o t h e q u it y a n d s u b o r d i n a t e d i n str u m en ts ) a n d l on g - t e r m de b t i s s u a n c e a r e t h e m ai n s ou r c e s o f st a bl e l on g - t e r m f und i ng . T h e f und i n g m i x wa s un c h a ng e d , w it h al l f und i n g s ou r c e s r e m a i n i n g b r o a d l y s t ab l e o v e r t h e q u a rt e r . ING Group: Composition of RWA Long - term debt securities increased by € 2.5 billion. This excludes the $3.25 billion senior unsecured issuance that settled in October 2018. ING issued € 4.0 billion of senior debt (excluding the issuance that settled in October) and € 1 . 9 b i lli o n o f c o v e r e d b o n d s i n t h e t h ir d q u a rt e r . M at u r iti e s , e a r l y r e p a y m en t s a n d r ede m p t i on s r e s u l t e d i n a d e c r e a s e i n ou ts t a nd i ng s o f € - 3 . 0 bi l li on ; t h e F X i m pac t o f t h e st r eng t he n i n g o f t h e U S do lla r v e r s u s t h e eu r o r e s u lt e d i n a n i n c r e a s e i n ou ts t a nd i n g l on g - t e r m de b t s e c u riti e s o f € 0 . 2 bi l li on ; a n d t h e m o v e i n h e d g e reserves led to a decrease in outstanding of € 0.3 billion. Resolution strategy I N G h a s b ee n r e p l ac i n g , a n d w il l c o n ti nu e t o r e p l ac e , m at u ri n g I N G Ba n k N . V . de b t w it h I N G G r oe p N . V . i n str u m en ts . I n t h e t h i r d q u art e r o f 2 01 8 , I N G G r ou p iss ue d a m u lt i - tr a n c h e s en i o r u n s e c u r e d tr a n s ac t i o n o f € 3. 5 b il l i o n a n d s u bs e q uen tl y a $3.25 billion senior unsecured transaction that settled in October 2 0 1 8 . Th i s w i l l no t on l y a l l o w u s t o s u pp o r t b u si ne s s g r o w t h , b u t als o e n s u r e w e c a n m ee t f u t u r e M R E L a n d TLA C r e q u ir e m en t s w it h I N G G r o u p i n str u m en t s on l y . Dividend ING paid a cash interim dividend of € 0.24 per ordinary share in August 2018. The Board’s final dividend proposal for 2018 will be made at year - end, and will reflect considerations including expected future capital requirements, growth opportunities available to the Group, net earnings, and regulatory developments. Long - term debt maturity ladder per currency, 30 September 2018 Liquidity and funding LCR 12 - month moving average billion of long - term debt is maturing in the remainder of 2018 and € 11 billion will mature in 2019. Ratings During the third quarter of 2018, the ratings and outlooks from S&P, Moody’s and Fitch remained unchanged. Main credit ratings of ING on 31 Oct 2018 ING holds a bu ﬀ er of High Quality Liquid Assets (HQLA) to ensure su ﬃ cient liquidity in times of stress. The adequacy of this bu ﬀ er is measured by the Liquidity Coverage Ratio (LCR). ING’s 12 - month moving average LCR increased from 116% in the second quarter to 119%. This was mainly driven by an increase in average HQLA of € 2.6 billion. ING Press Release 3Q2018 21 Standard & Poor's Rat i ng Outlook Moody's Rat i ng Outlo o k Fitch Rating Outlook I NG Groe p N . V . A - S table I NG B ank N . V . A + S table Baa1 S table A a3 S table A + S table A + Posit i v e in € billion 30 Sep. 2018 30 Jun. 2018 Level 1 Level 2A Level 2B 118.5 4.8 8.3 115.6 4.7 8.6 Total HQLA 131.6 129.0 Outflow 199.0 198.3 Inflow 88.6 87.2 LCR 119% 116% in € billion Total ʹ 18 ʹ 19 ʹ 20 ʹ 21 ʹ 22 ʹ 23 ʹ 24 ʹ 25 ʹ 26 > ʹ 26 EUR USD O O t u he t r of th 55 21 6 2 6 6 6 6 5 1 3 4 15 1 4 2 2 4 4 0 0 0 4 l i o n 1 o f o 1 u t s t a 1 nd i n g 2 l on g 0 - t e r m 0 d e b t 0 , € 5 5 0 b i l l i 0 o n i s 1 to 3 € 51 1 b 1 illio 10 n in 1 t 0 he p 1 re 0 vious 9 qua 1 rter. I 3 n tota 4 l, € 2 3 0 T in ot e al uro, c 81 in € billion 30 Sep. 2018 30 Jun. 2018 Credit RWA Operational RWA Market RWA 274.6 36.4 5.3 276.1 37.3 5.3 Total RWA 316.3 318.7 In % 30 Sep. 2018 30 Jun. 2018 Customer deposits (retail) Customer deposits (corporate) Lending / repurchase agreement Interbank CD/CP Long - term public debt Subordinated debt 48% 21% 8% 5% 7% 9% 2% 48% 21% 8% 5% 7% 9% 2%

Appendix 1 Jan. 1 A pr . 1 Ju l y 1 Oct. 1 Jan. 1 A pr . 1 Ju l y 1 Oct. Economic Environment Currency markets T h e eu r o / do lla r ex c h a n g e ra t e w a s r e lat i v e l y stab l e o ve r th e thir d q ua rt e r a t ar ou n d 1 . 16 . M o r e h a w kis h me ss a ge s f r o m t h e ECB h a v e n o t se n t t h e eu r o s o ar i n g , a s t h e F e d rat e h ik e cou n t e rac t e d t h is . Credit markets C r e d i t s pr e a d s w i dene d i n th e fi r s t h a l f o f 201 8 , b u t t he y st a b ili s e d i n t h e t h ir d q u a rt e r d e s p it e i n c r e a s e d w o r ri e s a b o u t e m e r g i n g - m a r k e t ri s k . Basis points USD per 1 EUR 100 1.3 80 1.2 60 1.1 1.0 40 1 Oct. 1 Jan. 1 A pr . 1 Ju l y 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Oct. 2016 2017 2017 2017 2017 2018 2018 2018 2018 2017 2017 2017 2017 2018 2018 2018 2018 2016 EUR/USD iTraxx Main 5 yr (Europe) CDX I G 5 yr (U S ) Consumer confidence Concerns about the trade war among other things have caused consumers to become more pessimistic about the global economic environment this year. The higher oil price has caused inflation to increase, which subdues real income growth. This has made consumers less confident. Interest rates US long - term yields have been rising on expectations in recent months of future rate hikes. The Fed hiked rates in September, thereby further tightening monetary policy. In the eurozone, long - term rates have increased slightly on the back of higher US rates. Percentages Index 5 4 3 2 1 0 - 1 0 - 5 - 10 - 15 1 Oct. 1 Jan. 1 A pr . 1 Ju l y 1 Oct. 1 Jan. 1 A pr . 1 Ju l y 1 Oct. 1 Oct. 1 Jan. 1 A pr . 1 July 2017 1 Oct. 1 Jan. 1 A pr . 1 Ju l y 1 Oct. 2016 2017 2017 2017 2017 2018 2018 2018 2018 2016 2017 2017 2017 2018 2018 2018 2018 Eurozone 10 yr swap US 10 yr swap US C - ,m"#,!# ',"'!a2 - 0 Euroz o n e 3m int e rb a nk 3m in t er b ank Stock markets The S&P 500 continued to rise in the third quarter, reaching new highs. The quarter ended just below record highs, after which October started with a significant correction. European stocks did not move much during the third quarter, in Economic activity Eurozone business activity has stabilised at a decent pace of growth, according to the purchasing managers’ index (PMI). This suggests that the current growth rate of 0.4% quarter - on - quarter is the new 'cruising speed' of the economy after a stronger 2017. In the US, the PMI declined during the third quarter, contradicting some other survey indicators. After a very strong second quarter, growth could moderate somewhat, but the economic environment in the US line with the trend observed in the first half of stocks also largely moved sideways. 2018 when remains very strong on the back of the stimulus from tax cuts. Index Index 3,000 2,500 2,000 1,500 1,000 60 55 50 45 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Oct. 2016 1 Jan. 1 A pr . 1 Ju l y 1 Oct. 1 Jan. 1 A pr . 1 Ju l y 1 Oct. 2016 2017 2017 2017 2017 2018 2018 2018 2018 2017 2017 2017 2017 2018 2018 2018 2018 FTSE Eurozone composite PMI E30 0 S & P US co m posi t e PMI 500 22 ING Press Release 3Q2018 Source: ING Economics Department

Appendix

Consolidated profit or loss account: ING Group

ING Group: Consolidated profit or loss account

	Total ING Group		of which: Divestments/Special Items		of which: Insurance Other		of which: Underlying Banking	
In € million	3Q2018	3Q2017	3Q2018	3Q2017	3Q2018	3Q2017	3Q2018	3Q2017
Net interest income	3,500	3,490					3,500	3,490
Net fee and commission income	720	643					720	643
Investment income	89	82					89	82
Other income	373	311		121	36	-3	337	193
Total income	**4,682**	**4,527**	**-**	**121**	**36**	**-3**	**4,646**	**4,408**
Expenses excl. regulatory costs	2,991	2,195	775				2,216	2,195
Regulatory costs	91	94					91	94
Operating expenses	**3,082**	**2,289**	**775**	**-**	**-**	**-**	**2,307**	**2,289**
Gross result	**1,600**	**2,238**	**-775**	**121**	**36**	**-3**	**2,339**	**2,119**
Addition to loan loss provisions	215	124					215	124
Result before tax	**1,385**	**2,113**	**-775**	**121**	**36**	**-3**	**2,124**	**1,995**
Taxation	582	717		121			582	595
Non-controlling interests	28	21					28	21
Net result ING Group	**776**	**1,376**	**-775**	**0**	**36**	**-3**	**1,515**	**1,378**

ING Group: Underlying profit or loss account

	Total ING Group		of which: Retail Banking		of which: Wholesale Banking		of which: Corporate Line	
In € million	3Q2018	3Q2017	3Q2018	3Q2017	3Q2018	3Q2017	3Q2018	3Q2017
Net interest income	3,500	3,490	2,433	2,426	974	967	92	97
Net fee and commission income	720	643	412	391	310	252	-3	0
Investment income	89	82	86	87	3	-3	0	-3
Other income	337	193	188	91	194	166	-46	-64
Total underlying income	**4,646**	**4,408**	**3,120**	**2,995**	**1,481**	**1,382**	**44**	**31**
Expenses excl. regulatory costs	2,216	2,195	1,521	1,488	643	625	52	82
Regulatory costs	91	94	85	80	10	13	-5	1
Underlying operating expenses	**2,307**	**2,289**	**1,606**	**1,569**	**654**	**638**	**47**	**83**
Gross result	**2,339**	**2,119**	**1,514**	**1,426**	**827**	**745**	**-3**	**-52**
Addition to loan loss provisions	215	124	107	78	108	46	0	0
Underlying result before tax	**2,124**	**1,995**	**1,407**	**1,348**	**720**	**698**	**-3**	**-52**
Taxation	582	595	372	343	177	241	32	12
Non-controlling interests	28	21	24	18	4	4	-0	-
Underlying net result	**1,515**	**1,378**	**1,011**	**988**	**539**	**454**	**-35**	**-63**
Special items after tax	-775	0	-	-	-	-	-775	0
Net result Banking	**740**	**1,378**	**1,011**	**988**	**539**	**454**	**-810**	**-63**
Net result Insurance Other	36	-3						
Net result ING Group	**776**	**1,376**						

ING Group: Profitability and efficiency

	ING Group		Retail Banking		Wholesale Banking		Corporate Line	
In € million	3Q2018	3Q2017	3Q2018	3Q2017	3Q2018	3Q2017	3Q2018	3Q2017
Cost/income ratio	65.8%	50.6%						
Underlying cost/income ratio	49.7%	51.9%	51.5%	52.4%	44.1%	46.1%	n.a.	n.a.
ING Group's total return on IFRS-EU equity[1]	6.5%	11.4%						
ING Group's underlying return on IFRS-EU equity[1]	12.7%	11.5%						

[1] Annualised (underlying) net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital.

ING Press Release 3Q2018

23

Appendix

Consolidated profit or loss account: ING Group

ING Group: Consolidated profit or loss account

In € million	Total ING Group 9M2018	9M2017	of which: Divestments/Special Items 9M2018	9M2017	of which: Insurance Other 9M2018	9M2017	of which: Underlying Banking 9M2018	9M2017
Net interest income	10,345	10,201					10,345	10,201
Net fee and commission income	2,097	2,039			-2	-1	2,098	2,040
Investment income	192	173					192	173
Other income	1,007	978		121	56	-65	951	922
Total income	**13,640**	**13,391**	-	**121**	**54**	**-66**	**13,586**	**13,336**
Expenses excl. regulatory costs	7,432	6,574	775				6,657	6,574
Regulatory costs	682	637					682	637
Operating expenses	**8,114**	**7,211**	775	-	-	-	**7,339**	**7,211**
Gross result	**5,527**	**6,179**	-775	**121**	**54**	**-66**	**6,247**	**6,124**
Addition to loan loss provisions	415	486					415	486
Result before tax	**5,112**	**5,694**	-775	**121**	**54**	**-66**	**5,833**	**5,639**
Taxation	1,602	1,738	-	121	-0		1,603	1,617
Non-controlling interests	79	65					79	65
Net result ING Group	**3,431**	**3,890**	-775	0	**55**	**-66**	**4,151**	**3,957**

ING Group: Underlying profit or loss account

In € million	Total ING Group 9M2018	9M2017	of which: Retail Banking 9M2018	9M2017	of which: Wholesale Banking 9M2018	9M2017	of which: Corporate Line 9M2018	9M2017
Net interest income	10,345	10,201	7,252	7,169	2,895	2,864	197	168
Net fee and commission income	2,098	2,040	1,239	1,214	863	829	-4	-3
Investment income	192	173	150	153	37	31	5	-11
Other income	951	922	502	346	549	792	-100	-216
Total underlying income	**13,586**	**13,336**	**9,143**	**8,882**	**4,345**	**4,516**	**98**	**-62**
Expenses excl. regulatory costs	6,657	6,574	4,566	4,441	1,904	1,900	187	233
Regulatory costs	682	637	548	525	135	111	-1	2
Underlying operating expenses	**7,339**	**7,211**	**5,113**	**4,966**	**2,040**	**2,010**	**186**	**235**
Gross result	**6,247**	**6,124**	**4,030**	**3,916**	**2,305**	**2,505**	**-88**	**-297**
Addition to loan loss provisions	415	486	268	269	147	216	-0	1
Underlying result before tax	**5,833**	**5,639**	**3,761**	**3,647**	**2,158**	**2,289**	**-87**	**-298**
Taxation	1,603	1,617	1,003	979	547	679	53	-41
Non-controlling interests	79	65	68	54	11	11	-0	-
Underlying net result	**4,151**	**3,957**	**2,690**	**2,614**	**1,600**	**1,599**	**-140**	**-257**
Special items after tax	-775	0	-	-	-	-	-775	0
Net result Banking	**3,376**	**3,957**	**2,690**	**2,614**	**1,600**	**1,599**	**-915**	**-257**
Net result Insurance Other	55	-66						
Net result ING Group	**3,431**	**3,890**						

ING Group: Profitability and efficiency

In € million	ING Group 9M2018	9M2017	Retail Banking 9M2018	9M2017	Wholesale Banking 9M2018	9M2017	Corporate Line 9M2018	9M2017
Cost/income ratio	59.5%	53.9%						
Underlying cost/income ratio	54.0%	54.1%	55.9%	55.9%	46.9%	44.5%	n.a.	n.a.
ING Group's total return on IFRS-EU equity[1]	9.6%	10.7%						
ING Group's underlying return on IFRS-EU equity[1]	11.6%	10.9%						

[1] Annualised (underlying) net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital.

24 ING Press Release 3Q2018

Appendix
Consolidated profit or loss account: Geographical split

Geographical split: Consolidated profit or loss account

In € million	Total ING Group 3Q2018	Total ING Group 3Q2017	Netherlands 3Q2018	Netherlands 3Q2017	Belgium 3Q2018	Belgium 3Q2017	Germany 3Q2018	Germany 3Q2017	Other Challengers 3Q2018	Other Challengers 3Q2017	Growth Markets 3Q2018	Growth Markets 3Q2017	Wholesale Banking Rest of World 3Q2018	Wholesale Banking Rest of World 3Q2017	Other[1] 3Q2018	Other[1] 3Q2017
Net interest income	3,500	3,490	1,103	1,153	544	512	546	556	424	385	420	388	370	398	92	97
Net fee and commission income	720	643	250	206	147	113	74	65	59	57	73	79	120	122	-3	0
Investment income	89	82	-4	5	2	4	-2	2	10	-2	83	79	-0	-4	0	-2
Other income	337	193	130	95	28	70	61	-25	3	-18	51	42	105	93	-41	-65
Total underlying income	**4,646**	**4,408**	**1,480**	**1,460**	**720**	**699**	**678**	**599**	**496**	**422**	**627**	**588**	**596**	**610**	**48**	**30**
Expenses excl. regulatory costs	2,216	2,195	661	625	418	444	273	258	282	283	242	246	286	255	53	84
Regulatory costs	91	94	24	21	-1	-1	19	19	18	16	33	29	3	9	-5	1
Underlying operating expenses	**2,307**	**2,289**	**685**	**646**	**417**	**443**	**292**	**277**	**300**	**299**	**275**	**276**	**289**	**264**	**48**	**85**
Gross result	**2,339**	**2,119**	**795**	**814**	**303**	**256**	**386**	**322**	**196**	**122**	**352**	**313**	**307**	**346**	**0**	**-55**
Addition to loan loss provisions	215	124	-19	-16	61	36	1	-2	32	44	79	55	60	7	0	0
Underlying result before tax Banking	**2,124**	**1,995**	**813**	**830**	**242**	**220**	**386**	**324**	**163**	**79**	**273**	**258**	**246**	**339**	**0**	**-55**
Retail Banking	1,407	1,348	647	685	187	208	260	220	78	16	235	220	-	-	-	-
Wholesale Banking	720	698	167	145	55	12	125	104	85	63	38	38	246	339	3	-3
Corporate Line	-3	-52	-	-	-	-	-	-	-	-	-	-	-	-	-3	-52
Underlying result before tax	**2,124**	**1,995**	**813**	**830**	**242**	**220**	**386**	**324**	**163**	**79**	**273**	**258**	**246**	**339**	**0**	**-55**
Taxation	582	595	197	179	79	105	132	105	61	33	37	35	45	111	31	27
Non-controlling interests	28	21	0	-	0	0	1	1	-	-	27	21	-	-	-0	-
Underlying net result Banking	**1,515**	**1,378**	**616**	**650**	**164**	**115**	**253**	**219**	**102**	**46**	**209**	**202**	**202**	**229**	**-30**	**-82**
Special items after tax	-775	0	-	-	-	-	-	-	-	-	-	-	-	-	-775	0
Net result Banking	**740**	**1,378**	**616**	**650**	**164**	**115**	**253**	**219**	**102**	**46**	**209**	**202**	**202**	**229**	**-805**	**-82**
Net result Insurance Other	36	-3														
Net result ING Group	**776**	**1,376**														
Profitability and efficiency[2]																
Cost/income ratio	49.7%	51.9%	46.3%	44.3%	57.9%	63.3%	43.0%	46.2%	60.5%	71.0%	43.9%	46.9%	48.6%	43.2%	99.8%	280.1%
Return on equity based on 12.0% common equity Tier 1[3]	16.2%	15.0%	27.1%	26.6%	10.4%	7.5%	19.3%	19.3%	10.6%	5.1%	18.0%	16.8%	10.1%	12.1%	-35.8%	-87.7%
Employees (internal FTEs, end of period)	52,519	51,550	14,423	13,597	9,424	9,956	5,034	5,001	5,173	4,525	14,868	15,119	3,588	3,344	8	8
Risk[2]																
Risk costs in bps of average RWA	27	16	-10	-8	47	28	1	-2	40	59	72	50	36	4	1	2
Risk-weighted assets (end of period, in € billion)	316.3	311.0	73.9	80.2	52.1	51.2	44.2	37.8	32.5	30.1	43.5	44.2	67.2	64.3	2.9	3.2
	3Q2018	2Q2018	3Q2018	2Q2018	3Q2018	2Q2018	3Q2018	2Q2018	3Q2018	2Q2018	3Q2018	2Q2018	3Q2018	2Q2018	3Q2018	2Q2018
Customer lending/deposits (end of period, in € billion)																
Residential mortgages	284.9	281.7	111.9	111.7	38.0	37.2	72.7	71.6	52.6	51.9	9.6	9.3	0.0	0.0	-	0.0
Other lending	318.8	310.7	83.0	74.0	63.9	66.2	44.4	44.7	32.4	31.1	27.0	27.2	67.7	67.0	0.4	0.4
Customer deposits	552.0	556.7	173.2	175.0	104.1	102.0	133.6	137.5	91.2	91.3	36.6	36.8	13.3	14.0	0.1	0.0

[1] Region Other consists of Corporate Line and Real Estate run-off portfolio.
[2] Key figures based on underlying figures.
[3] Underlying after-tax return divided by average equity based on 12.0% CET1 ratio (annualised).

ING Press Release 3Q2018
25

26

Appendix

Consolidated profit or loss account: Geographical split

Geographical split: Consolidated profit or loss account

	Total ING Group		Netherlands		Belgium		Germany		Other Challengers		Growth Markets		Wholesale Banking Rest of World		Other[1]	
In € million	9M2018	9M2017	9M2018	9M2017	9M2018	9M2017	9M2018	9M2017	9M2018	9M2017	9M2018	9M2017	9M2018	9M2017	9M2018	9M2017
Net interest income	10,345	10,201	3,376	3,409	1,588	1,591	1,663	1,607	1,271	1,134	1,205	1,130	1,047	1,161	193	169
Net fee and commission income	2,098	2,040	721	654	399	401	191	190	187	170	236	240	367	386	-4	-3
Investment income	192	173	48	44	35	31	5	14	0	3	97	102	0	-10	6	-12
Other income	951	922	295	286	194	337	67	-28	28	4	158	141	302	293	-93	-111
Total underlying income	**13,586**	**13,336**	**4,441**	**4,393**	**2,216**	**2,360**	**1,926**	**1,783**	**1,487**	**1,311**	**1,696**	**1,613**	**1,717**	**1,831**	**102**	**44**
Expenses excl. regulatory costs	6,657	6,574	1,969	1,975	1,261	1,353	794	761	824	755	757	724	856	767	195	240
Regulatory costs	682	637	170	145	207	211	92	87	60	54	114	103	41	34	-1	2
Underlying operating expenses	**7,339**	**7,211**	**2,139**	**2,120**	**1,468**	**1,564**	**886**	**848**	**884**	**809**	**871**	**827**	**897**	**801**	**194**	**241**
Gross result	**6,247**	**6,124**	**2,302**	**2,273**	**748**	**795**	**1,040**	**935**	**603**	**502**	**825**	**787**	**820**	**1,030**	**-91**	**-197**
Addition to loan loss provisions	415	486	-129	-10	128	114	52	-0	99	140	163	165	101	76	-0	1
Underlying result before tax Banking	**5,833**	**5,639**	**2,431**	**2,283**	**620**	**682**	**988**	**935**	**504**	**362**	**662**	**622**	**719**	**954**	**-91**	**-198**
Retail Banking	3,761	3,647	1,886	1,727	418	585	684	618	235	207	539	510	-	-	-	-
Wholesale Banking	2,158	2,289	545	555	202	97	305	317	269	155	123	112	719	954	-4	100
Corporate Line	-87	-298	-	-	-	-	-	-	-	-	-	-	-	-	-87	-298
Underlying result before tax	**5,833**	**5,639**	**2,431**	**2,283**	**620**	**682**	**988**	**935**	**504**	**362**	**662**	**622**	**719**	**954**	**-91**	**-198**
Taxation	1,603	1,617	595	544	182	266	336	309	170	118	121	115	150	285	49	-19
Non-controlling interests	79	65	0	-	6	3	2	2	-	-	71	60	-	-	-0	-
Underlying net result Banking	**4,151**	**3,957**	**1,835**	**1,739**	**431**	**412**	**651**	**625**	**334**	**244**	**471**	**447**	**569**	**669**	**-140**	**-179**
Special items after tax	-775	0	-	-	-	-	-	-	-	-	-	-	-	-	-775	0
Net result Banking	**3,376**	**3,957**	**1,835**	**1,739**	**431**	**412**	**651**	**625**	**334**	**244**	**471**	**447**	**569**	**669**	**-915**	**-179**
Net result Insurance Other	55	-66														
Net result ING Group	**3,431**	**3,890**														
Profitability and efficiency[2]																
Cost/income ratio	54.0%	54.1%	48.2%	48.3%	66.2%	66.3%	46.0%	47.6%	59.4%	61.7%	51.3%	51.3%	52.3%	43.8%	189.2%	n.a.
Return on equity based on 12.0% common equity Tier 1[3]	14.9%	14.4%	26.6%	23.7%	9.4%	9.0%	17.3%	18.6%	11.7%	9.2%	13.8%	12.8%	9.6%	11.6%	-50.1%	-56.8%
Employees (internal FTEs, end of period)	52,519	51,550	14,423	13,597	9,424	9,956	5,034	5,001	5,173	4,525	14,868	15,119	3,588	3,344	8	8
Risk[2]																
Risk costs in bps of average RWA	18	21	-22	-2	33	30	17	-0	42	64	50	50	20	16	-0	3
Risk-weighted assets (end of period, in € billion)	316.3	311.0	73.9	80.2	52.1	51.2	44.2	37.8	32.5	30.1	43.5	44.2	67.2	64.3	2.9	3.2
	9M2018	1 Jan. 18	9M2018	1 Jan. 18	9M2018	1 Jan. 18	9M2018	1 Jan. 18	9M2018	1 Jan. 18	9M2018	1 Jan. 18	9M2018	1 Jan. 18	9M2018	1 Jan. 18
Customer lending/deposits (end of period, in € billion)																
Residential mortgages	284.9	278.6	111.9	112.6	38.0	36.2	72.7	70.0	52.6	50.8	9.6	8.9	0.0	0.0	-	0.0
Other lending	318.8	292.1	83.0	74.2	63.9	61.3	44.4	38.5	32.4	29.5	27.0	27.5	67.7	60.7	0.4	0.3
Customer deposits	552.0	539.9	173.2	167.4	104.1	98.8	133.6	133.7	91.2	90.5	36.6	36.6	13.3	13.0	0.1	-0.2

[1] Region Other consists of Corporate Line and Real Estate run-off portfolio.
[2] Key figures based on underlying figures.
[3] Underlying after-tax return divided by average equity based on 12.0% CET1 ratio (annualised).

ING Press Release 3Q2018

ING profile ING is a global financial institution with a strong European base, o ﬀ ering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 52,000 employees o ﬀ er retail and wholesale banking services to customers in over 40 countries. Further information All publications related to ING’s 3Q18 results can be found at www.ing.com/3q18, i ncluding a video with CEO Ralph Hamers. The video is also available on YouTube. Additional financial information is available at www.ing.com/qr: • ING Group historical trend data • ING Group analyst presentation (also available via SlideShare) ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N). For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B - roll) of ING is available via ing.yourmediakit.com or can be requested by emailing info@yourmediakit.com. ING presentations are available at SlideShare. Sustainability forms an integral part of ING’s strategy, evidenced by ING’s ranking as a leader in the banks industry group by Sustainalytics. ING Group shares are included in the FTSE4Good Index and in the Dow Jones Sustainability Index (Europe and World), where ING is also among the leaders in the banks industry group. Important legal information E l e m en t s o f t h i s p r e s s r e l e a s e c on t a i n o r m a y c on t a i n i n f o r m a ti o n ab ou t I N G G r oe p N . V . a nd / o r I N G B a n k N . V . w it h i n t h e m e a n i n g o f A rti c l e 7 (1) t o (4) o f E U R egul a tio n N o 596 / 20 1 4 . authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could a ﬀ ect the future availability to us of net operating loss, net capital a n d b u ilt - i n l o s s ca rr y f o r w a r ds , ( 1 4 ) c h a n g e s i n c r edi t r a t i ngs , ( 1 5 ) t h e ou t co m e o f c ur r en t a n d f u t u r e l eg a l a n d r egul a t o r y p r o c eed i ngs , (16) o p era ti o n a l ris k s , s u c h a s s y st e m d isr u p ti on s o r fa il u r es , b r e a c he s o f s e c u rit y , c y b e r a t tac k s , h u m a n e r r o r , c h a n g e s in o p era ti o n a l p r ac t i c e s o r i n a de q u a t e con tr ol s i n c l ud i n g i n r e s p e c t of t hi r d pa r ti e s w it h w h i c h w e d o b u si n e ss , (17) t h e i n ab ilit y t o p r o t e c t ou r i n t e ll e c t u a l p r o p e rt y a n d i n fri nge m e n t c l a i m s b y t h ir d p a rti e s , (18) t h e i n ab ilit y t o r et a i n k e y p e rs o n n e l , (19) b u si ne ss , o p e r a ti o n a l , r egul a t o r y , r e p u t a t i o n a n d o t h e r ris k s i n c onne c ti o n w it h c l i m a t e c h a nge , (20) ING’s ability to achieve its strategy, including projected o p era ti o n a l s y ne r g i e s a n d c o st - s a v i n g p r o g r a mm e s a n d (21) t h e o t h e r ris k s a n d u n c e rt a i n ti e s d e t a il e d i n t h e 20 1 7 a nnu a l r e p o r t o f I N G G r oe p N . V . (i n c l ud i n g t h e R is k Fa c t o r s c onta i ne d t he r e i n ) a n d I NG ’ s m o r e r e c en t dis c l o s u r e s , i n c l ud i n g p r e s s r e l ea s e s , w h i c h ar e a v a i la b l e o n w w w .I N G .co m . M an y o f t ho s e f ac t o r s ar e b ey o n d I N G ’ s c on tr o l . ING Group’s annual accounts are prepared in accordance with In t e r n a ti o n a l F i n a n c i a l R e p o rti n g S t a nd a r d s a s a do p t e d b y t h e Eu r o p e a n U n i o n (‘I F R S - EU ’) . I n p r e p a r i n g t h e fi n a n c i a l i n f o r m a ti o n i n t h i s d o cu m en t , e x c e p t a s de s c ri b e d o t he r w i s e , t h e s a m e acc ount i n g p ri n c i p l e s ar e app l ie d a s i n t h e 20 1 7 I N G G r ou p c on s o li d a t e d an nu a l acc ou n t s . A l l f i g u r e s i n t h i s document are unaudited. Small di ﬀ erences are possible in the tables due to rounding. Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward - looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to di ﬀ er materially from those expressed or implied in such statements. Actual results, performance or events may di ﬀ er materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break - up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes a ﬀ ecting interest rate levels, (6) changes a ﬀ ecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information or for any other reason . This document does not constitute an o ﬀ er to sell, or a solicitation of an o ﬀ e r t o p ur c ha s e , an y s e c u riti e s i n t h e U n it e d S t a t e s o r an y o t h e r j u ris d i c ti on . ING Press Release 3Q2018 27

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 2 November, 2018